UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2025
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Walmart Inc.
1 Customer Drive
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2025 and 2024, and for the year ended January 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Walmart 401(k) Plan (the Plan) as of January 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended January 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended January 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
June 25, 2025

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2025	2024
Assets
Investments, at fair value	$49,405,279,099	$40,304,881,249
Notes receivable from participants	1,369,545,276	1,220,067,619
Accrued investment income	15,355,303	13,805,931
Total assets	50,790,179,678	41,538,754,799

Liabilities
Accrued expenses	7,302,397	4,577,123
Total liabilities	7,302,397	4,577,123

Net assets available for benefits	$50,782,877,281	$41,534,177,676
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2025
Additions
Investment income:
Net appreciation in fair value of investments	$8,443,211,710
Interest and dividends	239,858,007
Net investment income	8,683,069,717

Interest income on notes receivable from participants	99,921,866

Contributions:
Company	1,825,137,785
Participant	2,566,646,040
Rollovers	129,865,162
Total contributions	4,521,648,987

Other, net	9,371,172

Total additions	13,314,011,742

Deductions
Benefits paid to participants	4,024,046,985
Administrative expenses	33,278,146
Fees on notes receivable from participants	7,987,006
Total deductions	4,065,312,137

Net increase	9,248,699,605

Net assets available for benefits:
Beginning of year	$41,534,177,676

End of year	$50,782,877,281

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2025
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can begin contributing to the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Total Rewards (or individual from time to time performing such function). Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Total Rewards (or individual from time to time performing such function). Effective March 15, 2024, the Plan was amended to allocate such responsibility to the Senior Vice President, Global Total Rewards (or individual from time to time performing such function).
The trustee function of the Plan is performed by Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible employees may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee may begin receiving matching contributions on the first day of the month after completing at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any subsequent Plan year). The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2025. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contributions, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her account in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2025, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for other contributions described previously.
To the extent not directed by the participant, participant accounts are invested as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Contributions from Plan participants and the company matching contributions are recorded in the year in which the employee contributions are withheld from compensation.
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2025 and 2024, there were benefits in the amount of $34,848,080 and $29,324,794, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are recorded as fees on notes receivable from participants when incurred. Investment related expenses that are indirect are included in net appreciation/depreciation of fair value of investments and direct expenses are included in administrative expenses.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2025 and 2024. During the year ended January 31, 2025, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual fund - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2025
	Level 1	Level 2	Total
Walmart Inc. equity securities	$5,738,048,126	$—	$5,738,048,126
Common stocks	1,790,065,839	—	1,790,065,839
Cash equivalent	19,368,827	—	19,368,827
Mutual funds	1,032,322,277	—	1,032,322,277
Government securities	—	913,843,362	913,843,362
Corporate bonds	—	390,618,298	390,618,298
Asset-backed securities	—	139,248,391	139,248,391
Mortgage-backed securities	—	44,064,257	44,064,257
Total assets in the fair value hierarchy	$8,579,805,069	$1,487,774,308	$10,067,579,377
Investments measured at NAV* Collective investment trusts/collective trust funds			39,337,699,722
Total investments at fair value			$49,405,279,099

	Fair Value Measurements as of January 31, 2024
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,494,368,568	$—	$3,494,368,568
Common stocks	1,067,485,061	—	1,067,485,061
Cash equivalent	20,806,602	—	20,806,602
Mutual fund	879,810,982	—	879,810,982
Government securities	—	819,161,539	819,161,539
Corporate bonds	—	347,907,741	347,907,741
Asset-backed securities	—	120,236,595	120,236,595
Mortgage-backed securities	—	32,139,770	32,139,770
Total assets in the fair value hierarchy	$5,462,471,213	$1,319,445,645	$6,781,916,858
Investments measured at NAV* Collective investment trusts/collective trust funds			33,522,964,391
Total investments at fair value			$40,304,881,249
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2025 and 2024.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2025	2024
Collective investment trusts/collective trust funds	$39,337,699,722	$33,522,964,391	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Bank of America, N.A., Merrill Lynch & Company and Northern Trust Company who provide investment management services to the Plan. The Plan also holds notes receivable from participants. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.

Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2025	2024
Net assets available for benefits per the financial statements	$50,782,877,281	$41,534,177,676
Less: Benefits payable per the Form 5500	(34,848,080)	(29,324,794)
Net assets available for benefits per the Form 5500	$50,748,029,201	$41,504,852,882
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2025:

Net increase in net assets available for benefits per the financial statements	$9,248,699,605
Less: Benefits payable per the Form 5500 at January 31, 2025	(34,848,080)
Add: Benefits payable per the Form 5500 at January 31, 2024	29,324,794
Net gain per the Form 5500	$9,243,176,319
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$5,738,048,126

	Other Common Stocks
	1 800 Flowers Inc.	Common Stock	**	1,145,793
	Aaon Inc.	Common Stock	**	6,815,911
	Abercrombie & Fitch Co.	Common Stock	**	3,432,175
	Academy Sports & Outdoors Inc.	Common Stock	**	986,044
	Acadia Healthcare Company Inc.	Common Stock	**	5,654,990
	Acuity Brands Inc.	Common Stock	**	1,080,268
	ACV Auctions Inc.	Common Stock	**	1,530,841
	Adeia Inc.	Common Stock	**	3,289,600
	Aehr Test Systems	Common Stock	**	2,116,433
	Aerovironment Inc.	Common Stock	**	1,709,263
	Agilysys Inc.	Common Stock	**	4,650,390
	Agnc Invt Corp.	Common Stock	**	7,350,682
	Agree Realty Corp.	Common Stock	**	2,852,001
	Alarm.com Holdings, Inc.	Common Stock	**	9,966,504
	Alaska Air Group Inc.	Common Stock	**	1,446,028
	Alkami Technology Inc.	Common Stock	**	1,778,987
	Allison Transmission Holding	Common Stock	**	2,160,033
	Ameren Woodmark Corp.	Common Stock	**	2,845,783
	American Eagle Outfitters Inc.	Common Stock	**	2,359,668
	American Public Education Inc.	Common Stock	**	487,740
	Amicus Therapeutics Inc.	Common Stock	**	953,114
	Amn Healthcare Services Inc.	Common Stock	**	635,712
	Amphastar Pharmaceuticals Inc.	Common Stock	**	1,030,409
	Angiodynamics Inc.	Common Stock	**	2,464,560
	Antero Resources Corp.	Common Stock	**	6,773,505
	Apogee Therapeutics Inc.	Common Stock	**	2,417,161
	Appfolio Inc.	Common Stock	**	15,248,827
	Apple Hospitality REIT Inc.	Common Stock	**	3,419,188
	Applied Industrial Technologies Inc.	Common Stock	**	7,189,049
	Archrock Inc.	Common Stock	**	1,341,073
	Arlo Technologies Inc.	Common Stock	**	10,295,245
	Artisan Partners Asset Management Inc.	Common Stock	**	7,839,967
	ASGN Incorporated	Common Stock	**	2,209,661
	Aspen Aerogels Inc.	Common Stock	**	4,283,520
	Astera Labs Inc.	Common Stock	**	2,978,705
	Asure Software Inc.	Common Stock	**	3,219,780

Atlantic Union Bankshares Corp.	Common Stock	**	2,232,207
Avidity Biosciences Inc.	Common Stock	**	1,483,595
Axon Enterprise Inc.	Common Stock	**	3,864,167
AXT, Inc.	Common Stock	**	271,700
Azenta Inc.	Common Stock	**	2,324,150
Badger Meter Inc.	Common Stock	**	2,093,109
Bancorp Inc. Del	Common Stock	**	1,773,549
Beacon Roofing Supply Inc.	Common Stock	**	12,386,056
Bellring Brands Inc.	Common Stock	**	4,041,692
Berkshire Hills Bancorp Inc.	Common Stock	**	3,140,988
Biocryst Pharmaceuticals Inc.	Common Stock	**	3,753,124
Bio-Techne Corp.	Common Stock	**	17,485,262
Bloom Energy Corp.	Common Stock	**	1,347,503
Bloomin Brands Inc.	Common Stock	**	895,528
Blueprint Medicines Corp.	Common Stock	**	1,351,485
Boot Barn Holdings Inc.	Common Stock	**	2,576,174
Brandywine Realty Trust	Common Stock	**	233,600
Bridgebio Pharma Inc.	Common Stock	**	1,210,931
Bright Horizons Family Solutions Inc.	Common Stock	**	6,792,653
Broadstone Net Lease Inc.	Common Stock	**	1,869,125
Brp Inc.	Common Stock	**	984,886
Bruker Corp.	Common Stock	**	5,591,413
BWX Technologies Inc.	Common Stock	**	6,310,528
Cadence Bank	Common Stock	**	8,430,048
Cameco Corp.	Common Stock	**	1,841,591
Camtek Ltd.	Common Stock	**	1,886,829
Capri Holdings Ltd.	Common Stock	**	6,125,244
Carmax Inc.	Common Stock	**	10,283,137
Carpenter Technology Corp.	Common Stock	**	2,965,402
Carvana Co.	Common Stock	**	3,534,014
Casella Waste Sys Inc.	Common Stock	**	14,597,157
Cava Group Inc.	Common Stock	**	3,516,432
Celestica Inc.	Common Stock	**	4,165,878
Century Casinos Inc.	Common Stock	**	1,973,572
Ceva Inc.	Common Stock	**	3,156,902
Champion Homes Inc.	Common Stock	**	1,245,532
Charles River Laboratories Intl Inc.	Common Stock	**	8,976,784
Chart Industries Inc.	Common Stock	**	2,599,595
Cheesecake Factory Inc.	Common Stock	**	639,380
Churchill Downs Inc.	Common Stock	**	2,286,230
Ciena Corp.	Common Stock	**	4,460,348
Clearwater Analytics Holdings Inc.	Common Stock	**	2,206,815
Coda Octopus Group Inc.	Common Stock	**	1,588,949
Coherent Inc.	Common Stock	**	6,005,640
Cohu Inc.	Common Stock	**	2,095,120
Columbia Banking System Inc.	Common Stock	**	3,627,000
Columbus Mckinnon Corp.	Common Stock	**	6,560,881
Comerica Inc.	Common Stock	**	13,242,517
Comfort Systems USA Inc.	Common Stock	**	5,568,563
Commercial Metals Co.	Common Stock	**	2,679,073
Community Healthcare Trust Inc.	Common Stock	**	2,016,711
Community West Bancshares	Common Stock	**	562,287
Commvault Systems Inc.	Common Stock	**	3,082,796
Compass Inc.	Common Stock	**	1,790,786

Composecure Inc.	Common Stock	**	2,778,884
Computer Programs & Systems Inc.	Common Stock	**	1,548,272
Consensus Cloud Solutions Inc.	Common Stock	**	1,665,046
Construction Partners Inc.	Common Stock	**	1,183,327
Core & Main Inc.	Common Stock	**	21,157,381
Core Scientific Inc.	Common Stock	**	1,507,001
Coty Inc.	Common Stock	**	5,377,545
CRA International Inc.	Common Stock	**	7,878,336
Crane Co.	Common Stock	**	2,909,747
Credo Technology Group Holding Ltd.	Common Stock	**	1,509,421
Crinetics Pharmaceuticals Inc.	Common Stock	**	4,807,145
Cross Country Healthcare Inc.	Common Stock	**	1,551,433
CSW Industrials Inc.	Common Stock	**	9,912,440
Cullen/Frost Bankers Inc.	Common Stock	**	9,445,047
Curtiss Wright Corp.	Common Stock	**	8,488,928
Cushman & Wakefield Inc.	Common Stock	**	10,975,737
CyberArk Software Ltd.	Common Stock	**	5,774,675
Delek US Holdings Inc.	Common Stock	**	1,696,700
Dennys Corp.	Common Stock	**	388,744
Descartes Systems Group Inc.	Common Stock	**	14,349,484
Diamondrock Hospitality Co	Common Stock	**	1,401,288
Dime Community Bancshares Inc.	Common Stock	**	3,672,648
Donnelley Financial Solutions Inc.	Common Stock	**	10,225,759
Douglas Dynamics Inc.	Common Stock	**	7,618,383
Dutch Bros Inc.	Common Stock	**	2,831,218
Eagle Materials Inc.	Common Stock	**	17,817,756
Eastern Bankshares Inc.	Common Stock	**	3,677,508
Edgewise Therapeutics Inc.	Common Stock	**	1,020,544
Elastic NV	Common Stock	**	1,752,645
Elbit Systems Ltd.	Common Stock	**	2,016,630
Element Solution Inc.	Common Stock	**	13,692,979
Embraer	Common Stock	**	3,469,544
Emcor Group Inc.	Common Stock	**	7,168,960
Encompass Health Corp.	Common Stock	**	4,551,530
Endava PLC	Common Stock	**	4,155,985
Enhabit Inc.	Common Stock	**	1,478,400
Enovix Corp.	Common Stock	**	1,002,680
Establishment Labs Holdings Inc.	Common Stock	**	6,466,696
Eventbrite Inc.	Common Stock	**	1,394,680
Evercore Inc.	Common Stock	**	2,186,564
Everest Group Ltd.	Common Stock	**	4,135,369
Evertec Inc.	Common Stock	**	6,547,608
Everus Construction Group Inc.	Common Stock	**	1,714,057
Evolus Inc.	Common Stock	**	3,806,238
Exelixis Inc.	Common Stock	**	3,580,200
Exlservice Holdings Inc.	Common Stock	**	1,994,920
Exponent Inc.	Common Stock	**	9,080,555
Federal Agricultural Mortgage Corp.	Common Stock	**	10,570,154
Federal Signal Corp.	Common Stock	**	8,389,775

First American Financial Corp.	Common Stock	**	10,257,129
First Citizens Bancshares Inc.	Common Stock	**	5,086,220
First Community Bankshares	Common Stock	**	1,886,595
First Merchants Corp.	Common Stock	**	3,695,186
Firstcash Holdings Inc.	Common Stock	**	6,562,644
Fiverr International Ltd.	Common Stock	**	6,237,345
Floor & Décor Holdings Inc.	Common Stock	**	8,001,293
Flowserve Corp.	Common Stock	**	4,078,816
Franklin Covey Co.	Common Stock	**	6,669,430
Freshpet Inc.	Common Stock	**	4,464,045
Freshworks Inc.	Common Stock	**	1,113,880
Ftai Aviation Ltd.	Common Stock	**	2,580,203
Fti Consulting Inc.	Common Stock	**	703,260
GATX Corp.	Common Stock	**	4,690,247
Gencor Industries Inc.	Common Stock	**	1,077,300
Gentex Corp.	Common Stock	**	1,010,880
Gibraltar Industries Inc.	Common Stock	**	880,660
Gildan Activewear Inc.	Common Stock	**	7,511,061
Glaukos Corp.	Common Stock	**	4,655,498
Globus Med Inc.	Common Stock	**	6,388,872
Globus Medical Inc.	Common Stock	**	2,079,710
Golden Entertainment Inc.	Common Stock	**	1,250,668
Goosehead Ins Inc.	Common Stock	**	17,023,526
Granite Construction Inc.	Common Stock	**	5,028,387
Greif Inc.	Common Stock	**	2,271,262
Guardant Health Inc.	Common Stock	**	1,716,179
Guidewire Software Inc.	Common Stock	**	20,201,849
Gulfport Energy Corp.	Common Stock	**	1,343,288
GXO Logistics Inc.	Common Stock	**	6,425,039
Hamilton Lane Inc.	Common Stock	**	18,479,206
Harmonic Inc.	Common Stock	**	1,347,396
Harrow Inc.	Common Stock	**	6,315,448
Hawkins Inc.	Common Stock	**	3,153,310
Hayward Holdings, Inc.	Common Stock	**	12,970,244
HCI Group Inc.	Common Stock	**	1,581,310
HealthEquity Inc.	Common Stock	**	23,753,550
Healthpeak OP LLC	Common Stock	**	3,305,600
Heico Corp.	Common Stock	**	18,412,715
Heidrick & Struggles International Inc.	Common Stock	**	2,677,824
Helen Troy Ltd.	Common Stock	**	1,597,013
Helix Energy Solutions Group Inc.	Common Stock	**	2,350,662
Helmerich & Payne Inc.	Common Stock	**	2,004,386
Hexcel Corp.	Common Stock	**	1,530,244
HNI Corp.	Common Stock	**	2,372,860
Huntington Ingalls Industries Inc.	Common Stock	**	5,056,760
Huntsman Corp.	Common Stock	**	1,134,342
ICF International Inc.	Common Stock	**	3,016,954
Ingevity Corp.	Common Stock	**	2,828,933
Ingles Markets Inc.	Common Stock	**	1,436,974

Inmode Ltd.	Common Stock	**	1,867,285
Innoviva Inc.	Common Stock	**	3,578,880
Insight Enterprises Inc.	Common Stock	**	5,792,826
Insmed Inc.	Common Stock	**	308,694
Inspire Medical Systems Inc.	Common Stock	**	686,151
Installed Building Products Inc.	Common Stock	**	8,688,314
Integer Holdings Corp.	Common Stock	**	2,519,143
Integra Lifesciences Holdings Corp.	Common Stock	**	2,268,090
Ionq Inc.	Common Stock	**	923,513
Iovance Biotherapeutics Inc.	Common Stock	**	1,783,665
IPG Photonics Corp.	Common Stock	**	971,623
Itron Inc.	Common Stock	**	1,572,824
Ituran Location & Control	Common Stock	**	8,331,506
Janux Therapeutics Inc.	Common Stock	**	1,220,701
Jazz Pharmaceuticals	Common Stock	**	4,589,253
Jbt Corporation	Common Stock	**	2,527,399
John Bean Technologies Corp.	Common Stock	**	18,014,052
Kadant Inc.	Common Stock	**	8,440,592
Kaiser Aluminum Corp.	Common Stock	**	1,729,000
KB Home	Common Stock	**	3,472,425
KBR Inc.	Common Stock	**	4,397,136
Kemper Corporation	Common Stock	**	1,920,475
Kiniksa Pharmaceuticals International	Common Stock	**	3,653,460
Kinsale Cap Group Inc.	Common Stock	**	11,533,308
Kirby Corp.	Common Stock	**	3,338,353
Kite Realty Group Trust	Common Stock	**	2,083,500
Knife Riv Holdings Co.	Common Stock	**	3,653,474
Kratos Defense & Security Solutions Inc.	Common Stock	**	1,472,952
Kulicke & Soffa Industries Inc.	Common Stock	**	758,385
KVH Industries Inc.	Common Stock	**	515,684
Kymera Therapeutics Inc.	Common Stock	**	1,789,389
Lantheus Holdings Inc.	Common Stock	**	1,175,895
La-Z-Boy Inc.	Common Stock	**	2,643,200
Leidos Holdings Inc.	Common Stock	**	2,489,076
Lemaitre Vascular Inc.	Common Stock	**	18,684,130
Lendingclub Corp.	Common Stock	**	1,324,839
Leonardo Drs Inc.	Common Stock	**	2,505,316
Lincoln Electric Holdings Inc.	Common Stock	**	4,265,819
Life Time Group Holdings Inc.	Common Stock	**	3,080,043
Ligand Pharmaceuticals Inc.	Common Stock	**	10,368,288
Liquidity Services Inc.	Common Stock	**	4,666,108
Lithia Motors Inc.	Common Stock	**	1,346,062
Loar Holdings Inc	Common Stock	**	1,377,547
LSB Industries Inc.	Common Stock	**	1,606,132
LSI Industries Inc.	Common Stock	**	5,204,290
Lucky Strike Entertainment Corporation	Common Stock	**	1,675,948
LXP Industrial Trust	Common Stock	**	2,444,416
Madden Steven Ltd.	Common Stock	**	2,190,018
Madison Square Garden Entertainment Corp.	Common Stock	**	3,266,966

Madison Square Garden Sports Corp.	Common Stock	**	3,012,219
Magnachip Semiconductor Corp.	Common Stock	**	469,800
Magnite Inc.	Common Stock	**	1,474,780
Magnolia Oil & Gas Corp.	Common Stock	**	7,506,975
Manhattan Associates Inc.	Common Stock	**	13,215,219
Manpowergroup Inc.	Common Stock	**	5,197,287
Maravai Lifesciences Holdings Inc.	Common Stock	**	817,788
Mastercraft Boat Holdings Inc.	Common Stock	**	1,731,771
Matador Resources Co.	Common Stock	**	5,961,240
Materion Corp.	Common Stock	**	6,665,495
Maxlinear Inc.	Common Stock	**	660,016
Medpace Holdings Inc.	Common Stock	**	13,180,413
Merit Medical Systems Inc.	Common Stock	**	556,703
Merus	Common Stock	**	1,437,977
Metallus Inc.	Common Stock	**	1,855,548
MFA Financial Inc.	Common Stock	**	5,713,313
Miller Industries Inc.	Common Stock	**	2,045,070
Mirum Pharmaceuticals Inc.	Common Stock	**	2,514,974
MKS Instruments Inc.	Common Stock	**	2,520,480
Modine Manufacturing Co.	Common Stock	**	2,628,367
Monday.Com Ltd.	Common Stock	**	886,957
Moog Inc.	Common Stock	**	1,016,751
Morningstar Inc.	Common Stock	**	12,954,332
Mueller Industries Inc.	Common Stock	**	7,536,375
Murphy Oil Corp.	Common Stock	**	5,373,535
Murphy USA Inc.	Common Stock	**	16,655,373
Natera Inc.	Common Stock	**	4,741,279
National Healthcare Corp.	Common Stock	**	1,072,902
Newmark Group Inc.	Common Stock	**	1,882,116
Nexxen	Common Stock	**	4,120,904
NNN Reit Inc.	Common Stock	**	6,218,696
Noble Corporation	Common Stock	**	2,025,560
Nomad Foods Limited	Common Stock	**	2,718,292
Northwestern Energy Group Inc.	Common Stock	**	6,544,027
Novanta Inc.	Common Stock	**	16,311,892
Nutanix Inc.	Common Stock	**	1,998,242
Nuvalent Inc.	Common Stock	**	1,841,826
Oceanfirst Financial Corp.	Common Stock	**	1,790,612
Old Republic International Corp.	Common Stock	**	3,637,881
Omniab Inc.	Common Stock	**	2,347,873
Onto Innovation Inc.	Common Stock	**	3,204,494
Optimizerx Corp.	Common Stock	**	2,218,773
Optinose Inc.	Common Stock	**	419,645
Orasure Technologies Inc.	Common Stock	**	546,720
Oshkosh Corporation	Common Stock	**	1,047,600
OSI Systems Inc.	Common Stock	**	6,060,174
Ovintiv Inc.	Common Stock	**	3,115,836
Owens Corning	Common Stock	**	4,447,655
Pacira BioSciences Inc.	Common Stock	**	1,551,048

Palomar Holdings Inc.	Common Stock	**	1,332,410
Pan American Silver Corp.	Common Stock	**	1,431,941
Park City Group, Inc.	Common Stock	**	11,587,502
Paymentus Holdings Inc.	Common Stock	**	1,410,267
Perimeter Solutions, Inc.	Common Stock	**	12,950,900
Perion Network Ltd.	Common Stock	**	520,576
Permian Res Corp.	Common Stock	**	5,703,904
Perrigo Company Limited	Common Stock	**	3,200,935
Piedmont Office Realty Trust	Common Stock	**	852,150
Piper Sandler Companies	Common Stock	**	6,311,086
Pliant Therapeutics Inc.	Common Stock	**	1,141,102
Polaris Inc.	Common Stock	**	1,035,090
Portland General Electric Co.	Common Stock	**	8,374,212
PrInceton Bancorp Inc.	Common Stock	**	1,129,240
Procore Technologies Inc.	Common Stock	**	11,890,878
Progress Software Corp.	Common Stock	**	3,935,705
Progress Software Corp.	Common Stock	**	2,558,179
Prosperity Bancshares Inc.	Common Stock	**	8,213,600
Provident Financial Services Inc.	Common Stock	**	3,856,061
PTC Therapeutics Inc.	Common Stock	**	1,510,783
Pulte Group Inc.	Common Stock	**	1,262,958
Quanex Building Products Corp.	Common Stock	**	2,508,450
Quidelortho Corporation	Common Stock	**	493,271
Quinstreet Inc.	Common Stock	**	1,733,119
Radius Recycling Inc.	Common Stock	**	804,670
Radware Ltd.	Common Stock	**	5,594,896
Rambus Inc.	Common Stock	**	3,261,855
RBC Bearings Incorporated	Common Stock	**	13,252,151
Red Rock Resorts Inc.	Common Stock	**	7,575,773
Regal Rexnord Corporation	Common Stock	**	2,650,791
Repligen Corp.	Common Stock	**	17,441,080
Revance Therapeutics Inc.	Common Stock	**	432,427
Rex American Resources Corp.	Common Stock	**	2,974,636
RH Inc.	Common Stock	**	1,911,980
Rhythm Pharmaceuticals Inc.	Common Stock	**	2,280,983
Rocket Lab USA Inc.	Common Stock	**	1,454,243
Rocket Pharmaceuticals Inc.	Common Stock	**	652,842
Rush Enterprises Inc.	Common Stock	**	7,905,398
RXO LLC	Common Stock	**	7,890,222
RxSight Inc.	Common Stock	**	7,082,928
Sabra Healthcare Reit Inc.	Common Stock	**	3,874,214
Saia Inc.	Common Stock	**	1,223,800
Sandy Spring Bancorp Inc.	Common Stock	**	4,140,792
Scholar Rock Holding Corporation	Common Stock	**	1,505,366
Science Applications International Corp.	Common Stock	**	2,614,962
ScPharmaceuticals Inc.	Common Stock	**	2,565,650
Seadrill Limited	Common Stock	**	1,967,104
Select Water Solutions Inc.	Common Stock	**	1,433,750
Selective Insurance Group Inc.	Common Stock	**	11,045,848

Semtech Corp.	Common Stock	**	2,747,101
Septerna Inc.	Common Stock	**	748,098
ServiceTitan Inc.	Common Stock	**	4,692,684
Shake Shack Inc.	Common Stock	**	2,009,273
ShotSpotter, Inc.	Common Stock	**	3,864,371
Shutterstock Inc.	Common Stock	**	6,617,056
Silicom Ltd.	Common Stock	**	241,684
Silicon Motion Technology Corp.	Common Stock	**	3,336,671
Simpson Manufacturing Co, Inc.	Common Stock	**	7,877,352
SiteOne Landscape Supply Inc.	Common Stock	**	11,232,735
Sitime Corporation	Common Stock	**	1,430,829
Skyline Champion Corp.	Common Stock	**	3,832,157
Skyward Specialty Insurance Group Inc.	Common Stock	**	1,246,615
Sleep Number Corp.	Common Stock	**	646,219
Smith-Midland Corp.	Common Stock	**	1,362,461
Solarwinds Corp.	Common Stock	**	366,718
Sonos Inc.	Common Stock	**	1,468,635
Spectrum Brands Holdings Inc.	Common Stock	**	3,018,792
Sphere Entertainment Co.	Common Stock	**	1,677,600
Sportradar Group	Common Stock	**	1,207,651
Sprouts Farmers Market Inc.	Common Stock	**	5,450,063
SPS Commerce, Inc.	Common Stock	**	10,411,520
Spyre Therapeutics Inc.	Common Stock	**	1,069,863
Stag Industrial Inc.	Common Stock	**	6,294,931
Sterling Infrastructure Inc.	Common Stock	**	2,113,370
Stifel Financial Corp.	Common Stock	**	4,529,735
Stoneridge Inc.	Common Stock	**	23,265
Stride Inc.	Common Stock	**	8,009,553
Stride Inc.	Common Stock	**	13,388,690
Structure Therapeutics Inc.	Common Stock	**	1,287,991
Summit Hotel Properties Inc.	Common Stock	**	661,606
Supernus Pharmaceuticals Inc.	Common Stock	**	6,582,374
Sweetgreen Inc.	Common Stock	**	1,419,905
Tapestry Inc.	Common Stock	**	3,143,714
TechnipFMC	Common Stock	**	1,637,274
Techtarget Inc.	Common Stock	**	1,724,356
Teekay Tankers Ltd.	Common Stock	**	936,912
Terawulf Inc.	Common Stock	**	1,271,377
Tetra Tech Inc.	Common Stock	**	812,544
Tower Semiconductor Ltd.	Common Stock	**	3,647,194
Transmedics Group Inc.	Common Stock	**	1,205,362
Travere Therapeutics Inc.	Common Stock	**	2,777,199
Trupanion, Inc.	Common Stock	**	7,665,592
Trustco Bank Corp.	Common Stock	**	4,003,920
U-Haul Holding Company	Common Stock	**	1,845,090
Ultragenyx Pharmaceutical Inc.	Common Stock	**	1,813,155
Umb Financial Corp.	Common Stock	**	4,244,400
United Bankshares Inc.	Common Stock	**	8,618,610
United Community Bank	Common Stock	**	3,106,371

	United Fire Group Inc.	Common Stock	**	1,548,144
	Universal Display Corp.	Common Stock	**	1,851,512
	Upland Software Inc.	Common Stock	**	2,680,205
	Upstart Holdings Inc.	Common Stock	**	2,332,374
	Uranium Energy Corp.	Common Stock	**	2,355,505
	Urban Outfitters Inc.	Common Stock	**	4,339,386
	UroGen Pharma Ltd.	Common Stock	**	1,954,517
	Utah Medical Products Inc.	Common Stock	**	3,310,706
	Utz Brands Inc.	Common Stock	**	7,105,102
	V2X Inc.	Common Stock	**	2,330,211
	Valmont Inds Inc.	Common Stock	**	4,336,103
	Valvoline Inc.	Common Stock	**	6,265,652
	Varex Imaging Corp.	Common Stock	**	3,577,278
	Varonis Systems Inc.	Common Stock	**	1,267,086
	Vaxcyte Inc.	Common Stock	**	2,968,877
	Veracyte Inc.	Common Stock	**	2,046,645
	Verona Pharma	Common Stock	**	13,121,012
	Vertex Inc.	Common Stock	**	2,118,039
	Village Super Market Inc.	Common Stock	**	1,168,268
	Viridian Therapeutics Inc.	Common Stock	**	3,341,907
	Vishay Intertechnology Inc.	Common Stock	**	2,527,649
	Visteon Corp.	Common Stock	**	2,416,725
	Wafd Inc.	Common Stock	**	4,702,796
	Warby Parker Inc.	Common Stock	**	4,656,666
	Wave Life Sciences Ltd.	Common Stock	**	1,762,921
	WD-40 Co.	Common Stock	**	6,979,660
	Webster Financial Corp.	Common Stock	**	5,993,880
	Western Alliance BanCorp.	Common Stock	**	13,275,400
	Western Alliance Bancorporation	Common Stock	**	1,381,229
	Willdan Group Inc.	Common Stock	**	2,776,138
	Williams Sonoma Inc.	Common Stock	**	3,408,341
	Wix.Com Ltd.	Common Stock	**	2,724,063
	Wns Holdings Ltd.	Common Stock	**	7,369,600
	Xenon Pharmaceuticals Inc.	Common Stock	**	3,501,768
	Y-mAbs Therapeutics, Inc.	Common Stock	**	430,515
	Ziff Davis Inc.	Common Stock	**	2,567,266
	Zions BanCorp.	Common Stock	**	11,374,408
	Total Other Common Stocks			1,790,065,839

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 4.22%	**	19,368,827

	Mutual Funds
	PIMCO	All Asset Class Institutional Fund	**	1,014,166,854
	iShares	Russell 2000 Value ETF	**	18,155,423
	Total Mutual Funds			1,032,322,277

	Government Securities
	Abu Dhabi Crude Oil Pipeline LLC	$857,000 par, 4.6%, due November 2, 2047	**	752,551

ADNOC Murban RSC Ltd.	$1,630,000 par, 5.13%, due September 11, 2054	**	1,479,251
ADNOC Murban RSC Ltd.	$5,808,000 par, 4.25%, due September 11, 2029	**	5,638,011
Airport Authority HK	$1,337,000 par, 5.13%, due January 15, 2035	**	1,346,368
Airport Authority HK	$4,672,000 par, 4.88%, due July 15, 2030	**	4,684,476
Bank Gospodarstwa Krajowego	$212,000 par, 6.25%, due July 9, 2054	**	208,556
California State Municipal Bond	$1,015,000 par, 7.3%, due October 1, 2039	**	1,148,204
Chile Electricity Lux	$1,446,000 par, 5.58%, due October 20, 2035	**	1,420,840
Comision Federal de Electricidad	$1,189,000 par, 6.45%, due January 24, 2035	**	1,119,249
Connecticut Avenue Securities Trust	$463,384 par, 6.05%, due July 25, 2043	**	465,686
FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,164,918
FHLMC, Freddie Mac	$1,125,716 par, 6.00%, due September 1, 2054	**	1,139,523
FHLMC, Freddie Mac	$1,197,254 par, 3.50%, due March 1, 2048	**	1,074,942
FHLMC, Freddie Mac	$1,204,130 par, 5.00%, due June 1, 2054	**	1,169,444
FHLMC, Freddie Mac	$1,216,792 par, 2.00%, due August 1, 2051	**	951,959
FHLMC, Freddie Mac	$1,228,843 par, 4.50%, due May 1, 2054	**	1,157,510
FHLMC, Freddie Mac	$1,277,029 par, 5.00%, due June 1, 2054	**	1,240,393
FHLMC, Freddie Mac	$1,344,143 par, 4.50%, due September 1, 2050	**	1,283,098
FHLMC, Freddie Mac	$1,386,000 par, 5.44%, due January 25, 2045	**	1,386,340
FHLMC, Freddie Mac	$1,433,373 par, 2.00%, due August 1, 2035	**	1,284,313
FHLMC, Freddie Mac	$1,478,266 par, 2.00%, due December 1, 2051	**	1,166,387
FHLMC, Freddie Mac	$1,500,352 par, 3.00%, July 1, 2050	**	1,295,577
FHLMC, Freddie Mac	$1,563,915 par, 3.50%, due January 25, 2051	**	1,482,517
FHLMC, Freddie Mac	$1,577,842 par, 2.50%, due February 1, 2052	**	1,291,557
FHLMC, Freddie Mac	$1,727,378 par, Floating Rate, due February 25, 2044	**	1,731,086
FHLMC, Freddie Mac	$1,778,419 par, due May 25, 2044	**	1,784,158
FHLMC, Freddie Mac	$1,880,983 par, 2.00%, due February 1, 2051	**	1,469,568
FHLMC, Freddie Mac	$103,344 par, 2.50%, due November 21, 2051	**	84,525
FHLMC, Freddie Mac	$120,332 par, 4.00%, due August 1, 2048	**	111,580
FHLMC, Freddie Mac	$153,726 par, 6.85%, due March 25, 2052	**	155,984
FHLMC, Freddie Mac	$177,035 par, 3.00%, due May 1, 2037	**	165,671
FHLMC, Freddie Mac	$187,117 par, 2.50%, due June 1, 2050	**	154,401
FHLMC, Freddie Mac	$192,949 par, 3.00%, due December 1, 2049	**	166,782
FHLMC, Freddie Mac	$2,058,406 par, 2.00%, due August 1, 2050	**	1,618,311
FHLMC, Freddie Mac	$2,214,929 par, 3.00%, June 1, 2050	**	1,919,999
FHLMC, Freddie Mac	$2,269,583 par, 2.50%, due February 1, 2052	**	1,866,657
FHLMC, Freddie Mac	$2,284,780 par, 2.00%, due February 1, 2052	**	1,732,008
FHLMC, Freddie Mac	$2,287,599 par, 4.00%, due November 25, 2051	**	2,212,305
FHLMC, Freddie Mac	$2,341,516 par, 2.50%, due April 1, 2052	**	1,937,439
FHLMC, Freddie Mac	$2,354,572 par, 5.00%, due February 1, 2055	**	2,275,670
FHLMC, Freddie Mac	$2,376,444 par, 2.50%, due July 1, 2051	**	1,962,147
FHLMC, Freddie Mac	$2,392,490 par, 2.00%, due February 25, 2052	**	2,089,541
FHLMC, Freddie Mac	$2,420,418 par, 2.50%, due August 1, 2051	**	1,993,626
FHLMC, Freddie Mac	$2,505,771 par, 5.50%, due June 1, 2053	**	2,492,801
FHLMC, Freddie Mac	$2,511,841 par, 2.50%, due May 1, 2051	**	2,050,579
FHLMC, Freddie Mac	$2,695,158 par, 6.00%, due June 1, 2053	**	2,735,089
FHLMC, Freddie Mac	$2,730,202 par, 4.00%, due July 1, 2049	**	2,529,567
FHLMC, Freddie Mac	$2,961,749 par, 6.50%, due August 1, 2054	**	3,055,680
FHLMC, Freddie Mac	$224,028 par, 3.00%, due February 1, 2050	**	193,875
FHLMC, Freddie Mac	$247,516 par, 2.50%, due March 1, 2051	**	203,123

FHLMC, Freddie Mac	$252,338 par, 2.50%, due July 1, 2035	**	231,613
FHLMC, Freddie Mac	$277,073 par, 3.00%, due September 1, 2050	**	239,521
FHLMC, Freddie Mac	$3,149,923 par, 2.50%, due November 1, 2051	**	2,606,462
FHLMC, Freddie Mac	$3,294,605 par, 2.00%, due May 1 ,2051	**	2,583,179
FHLMC, Freddie Mac	$3,350,733 par, 2.00%, due November 1, 2050	**	2,633,294
FHLMC, Freddie Mac	$3,392,695 par, 3.50%, due January 1, 2051	**	3,045,407
FHLMC, Freddie Mac	$3,450,986 par, 6.00%, due September 1, 2054	**	3,515,646
FHLMC, Freddie Mac	$317,660 par, 2.50%, due February 1, 2051	**	261,998
FHLMC, Freddie Mac	$339,553 par, 4.00%, due September 1, 2052	**	311,061
FHLMC, Freddie Mac	$374,154 par, 3.00%, due January 1, 2050	**	323,220
FHLMC, Freddie Mac	$377,225 par, 2.50%, due March 1, 2052	**	311,595
FHLMC, Freddie Mac	$387,241 par, 0.00%, due June 1, 2036	**	345,498
FHLMC, Freddie Mac	$388,184 par, 2.50%, due July 1, 2050	**	308,425
FHLMC, Freddie Mac	$398,566 par, 3.00%, due May 1, 2037	**	376,203
FHLMC, Freddie Mac	$398,609 par, 3.00%, November 1, 2049	**	344,552
FHLMC, Freddie Mac	$4,008,363 par, 4.00%, due May 1, 2052	**	3,672,614
FHLMC, Freddie Mac	$4,316,600 par, 5.50%, due February 1, 2053	**	4,276,541
FHLMC, Freddie Mac	$4,582,827 par, 3.50%, due September 25, 2044	**	4,339,844
FHLMC, Freddie Mac	$4,985,311 par, 2.00%, due November 1, 2051	**	3,901,921
FHLMC, Freddie Mac	$406,186 par, 5.65%, due February 25, 2042	**	407,075
FHLMC, Freddie Mac	$41,141 par, 3.00%, due February 1, 2050	**	35,541
FHLMC, Freddie Mac	$47,115 par, 5.15%, due October 25, 2041	**	47,102
FHLMC, Freddie Mac	$476,882 par, 2.00%, due December 31, 2049	**	445,832
FHLMC, Freddie Mac	$499,511 par, 2.00%, due January 1, 2037	**	446,887
FHLMC, Freddie Mac	$5,643,982 par, 2.00%, due February 1, 2052	**	4,453,202
FHLMC, Freddie Mac	$518,213 par, 3.50%, due March 1, 2048	**	465,902
FHLMC, Freddie Mac	$543,537 par, 3.50%, due October 15, 2053	**	523,565
FHLMC, Freddie Mac	$589,222 par, 2.00%, due June 1, 2036	**	525,706
FHLMC, Freddie Mac	$591,516 par, 2.50%, due December 1, 2035	**	544,712
FHLMC, Freddie Mac	$61,515 par, 3.50%, due October 1, 2047	**	55,385
FHLMC, Freddie Mac	$61,810 par, 2.50%, due August 1, 2050	**	50,948
FHLMC, Freddie Mac	$634,900 par, 3.00%, due January 1, 2050	**	548,867
FHLMC, Freddie Mac	$664,569 par, 3.00%, due April 1, 2050	**	573,994
FHLMC, Freddie Mac	$722,284 par, 2.00%, due December 1, 2050	**	567,520
FHLMC, Freddie Mac	$744,034 par, 2.00%, due September 1, 2051	**	582,792
FHLMC, Freddie Mac	$872,454 par, 2.50%, due December 1, 2050	**	718,000
FHLMC, Freddie Mac	$902,909 par, 1.50%, due June 1, 2037	**	780,760
FHLMC, Freddie Mac	$947,644 par, 4.00%, due August 1, 2052	**	867,835
FHLMC, Freddie Mac	$949,391 par, 2.50%, due December 1, 2051	**	781,240
FHLMC, Freddie Mac	$1,684,193 par, 4.76%, due October 25, 2034	**	1,666,698
FHLMC, Freddie Mac	$1,880,622 par, 4.46%, due August 25, 2031	**	1,846,822
FHLMC, Freddie Mac	$1,959,240 par, due July 25, 2033	**	1,913,684
FHLMC, Freddie Mac	$3,880,881 par, 4.90%, due October 25, 2033	**	3,889,443
FHLMC, Freddie Mac	$4,558,414 par, 5.00%, due May 25, 2034	**	4,596,704
FHLMC, Freddie Mac	$901,000 par, 3.51%, due March 1, 2029	**	864,365
FNMA, Fannie Mae	$1,032,240 par, 2.00%, due August 1, 2036	**	920,972
FNMA, Fannie Mae	$1,032,444 par, 1.50%, due November 1, 2036	**	897,764
FNMA, Fannie Mae	$1,069,445 par, 2.00%, due June 25, 2041	**	951,056
FNMA, Fannie Mae	$1,073,350 par, 3.00%, due March 1, 2037	**	1,006,487
FNMA, Fannie Mae	$1,083,892 par, 2.00%, due March 1, 2037	**	973,277

FNMA, Fannie Mae	$1,129,546 par, 4.00%, due September 1, 2063	**	1,037,326
FNMA, Fannie Mae	$1,132,174 par, 3.00%, due November 1, 2049	**	978,980
FNMA, Fannie Mae	$1,177,972 par, 3.50%, due February 1, 2062	**	1,018,077
FNMA, Fannie Mae	$1,182,152 par, 4.00%, due December 1, 2052	**	1,087,418
FNMA, Fannie Mae	$1,243,654 par, 3.00%, due November 1, 2051	**	1,083,191
FNMA, Fannie Mae	$1,286,966 par, 2.00%, due June 25, 2046	**	1,114,037
FNMA, Fannie Mae	$1,307,594 par, 2.50%, due September 1, 2035	**	1,200,143
FNMA, Fannie Mae	$1,351,636 par, 3.00%, due December 1, 2049	**	1,167,493
FNMA, Fannie Mae	$1,402,653 par, 2.00%, due June 1, 2050	**	1,103,415
FNMA, Fannie Mae	$1,469,412 par, 2.50%, due July 1, 2036	**	1,352,388
FNMA, Fannie Mae	$1,471,080 par, 2.50%, due February 1, 2051	**	1,200,800
FNMA, Fannie Mae	$1,505,744 par, 5.00%, due March 1, 2062	**	1,466,409
FNMA, Fannie Mae	$1,545,649 par, 5.50%, due September 1, 2054	**	1,531,280
FNMA, Fannie Mae	$1,586,220 par, 6.00%, due February 1, 2055	**	1,602,571
FNMA, Fannie Mae	$1,668,715 par, 3.00%, due November 1, 2051	**	1,422,165
FNMA, Fannie Mae	$1,676,357 par, 3.00%, due February 1, 2050	**	1,429,473
FNMA, Fannie Mae	$1,699,121 par, 2.00%, due February 1, 2051	**	1,332,627
FNMA, Fannie Mae	$1,716,260 par, 2.50%, due August 1, 2050	**	1,416,172
FNMA, Fannie Mae	$1,722,908 par, 3.00%, due September 1, 2050	**	1,484,067
FNMA, Fannie Mae	$1,727,113 par, 4.00%, due June 1, 2048	**	1,601,503
FNMA, Fannie Mae	$1,727,755 par, 2.00%, due February 1, 2052	**	1,363,364
FNMA, Fannie Mae	$1,742,731 par, 4.00%, due June 1, 2052	**	1,623,009
FNMA, Fannie Mae	$1,838,693 par, 2.5%, due April 1, 2042	**	1,568,569
FNMA, Fannie Mae	$1,838,730 par, 3.50%, due May 1, 2052	**	1,636,730
FNMA, Fannie Mae	$1,842,215 par, 3.00%, due July 1, 2051	**	1,567,770
FNMA, Fannie Mae	$1,851,738 par, 1.50%, due May 1, 2037	**	1,601,227
FNMA, Fannie Mae	$1,889,057 par, 2.00%, due April 1, 2042	**	1,566,168
FNMA, Fannie Mae	$1,906,070 par, 3.50%, due May 1, 2052	**	1,696,090
FNMA, Fannie Mae	$102,234 par, 2.00%, due March 1, 2052	**	80,365
FNMA, Fannie Mae	$102,284 par, 3.00%, due May 1, 2050	**	88,664
FNMA, Fannie Mae	$106,553 par, 3.00%, due November 1, 2050	**	92,015
FNMA, Fannie Mae	$114,614 par, 2.00%, due September 1, 2050	**	89,897
FNMA, Fannie Mae	$127,275 par, 3.00%, due December 1, 2049	**	110,172
FNMA, Fannie Mae	$133,219 par, 2.00%, due September 1, 2035	**	119,363
FNMA, Fannie Mae	$168,564 par, 2.00%, due March 1, 2037	**	150,792
FNMA, Fannie Mae	$174,445 par, 2.50%, due December 1, 2050	**	143,459
FNMA, Fannie Mae	$177,473 par, 2.50%, due September 1, 2051	**	141,492
FNMA, Fannie Mae	$179,496 par, 3.00%, due May 1, 2036	**	169,869
FNMA, Fannie Mae	$185,034 par, 3.00%, due December 1, 2049	**	159,882
FNMA, Fannie Mae	$19,600 par, 4.50%, due January 1, 2030	**	19,494
FNMA, Fannie Mae	$192,136 par, 3.00%, due October 1, 2035	**	180,008
FNMA, Fannie Mae	$2,056,167 par, 2.50%, due December 1, 2034	**	1,892,166
FNMA, Fannie Mae	$2,075,043 par, 2.00%, due August 1, 2051	**	1,620,698
FNMA, Fannie Mae	$2,119,947 par, 2.50%, due December 1, 2051	**	1,744,873
FNMA, Fannie Mae	$2,126,031 par, 2.00%, due June 1, 2041	**	1,775,986
FNMA, Fannie Mae	$2,141,903 par, 3.00%, due February 1, 2051	**	1,822,840

FNMA, Fannie Mae	$2,240,783 par, 3.00%, due February 1, 2050	**	1,935,735
FNMA, Fannie Mae	$2,254,398 par, 1.50%, due August 1, 2036	**	1,956,134
FNMA, Fannie Mae	$2,347,444 par, 2.50%, due September 1, 2050	**	1,873,748
FNMA, Fannie Mae	$2,356,923 par, 2.00%, due May 1, 2036	**	2,098,484
FNMA, Fannie Mae	$2,423,272 par, 2.50%, due September 1, 2050	**	1,993,551
FNMA, Fannie Mae	$2,423,516 par, 5.00%, due February 1, 2053	**	2,347,108
FNMA, Fannie Mae	$2,458,041 par, 5.50%, due February 1, 2053	**	2,445,638
FNMA, Fannie Mae	$2,498,527 par, 2.50%, due November 1, 2036	**	2,280,805
FNMA, Fannie Mae	$2,499,516 par, 4.50%, due April 1, 2056	**	2,374,969
FNMA, Fannie Mae	$2,499,694 par, 1.50%, due December 1, 2050	**	1,849,573
FNMA, Fannie Mae	$2,575,000 par, 5.5%	**	2,542,949
FNMA, Fannie Mae	$2,579,428 par, 2.00%, due February 1, 2052	**	2,011,497
FNMA, Fannie Mae	$2,590,767 par, 4.50%, due October 1, 2052	**	2,450,727
FNMA, Fannie Mae	$2,601,694 par, 2.00%, due November 1, 2051	**	2,038,102
FNMA, Fannie Mae	$2,685,252 par, 5.50%, due March 1, 2053	**	2,665,966
FNMA, Fannie Mae	$2,760,647 par, 3.50%, due January 1, 2058	**	2,489,863
FNMA, Fannie Mae	$2,779,121 par, 2.50%, due August 1, 2051	**	2,296,611
FNMA, Fannie Mae	$201,834 par, 3.00%, due February 1, 2050	**	172,110
FNMA, Fannie Mae	$203,222 par, 2.50%, due October 1, 2034	**	186,817
FNMA, Fannie Mae	$209,081 par, 2.00%, due May 1, 2051	**	158,511
FNMA, Fannie Mae	$214,497 par, 3.00%, due July 1, 2049	**	185,807
FNMA, Fannie Mae	$248,142 par, 2.00%, due October 1, 2041	**	206,807
FNMA, Fannie Mae	$272,837 par, 3.50%, due January 1, 2048	**	244,969
FNMA, Fannie Mae	$298,579 par, 2.50%, due February 1, 2052	**	245,257
FNMA, Fannie Mae	$3,011,974 par, 3.50%, due December 1, 2062	**	2,640,438
FNMA, Fannie Mae	$3,015,080 par, 3.50%, due August 1, 2052	**	2,730,526
FNMA, Fannie Mae	$3,139,423 par, 4.50%, due August 1, 2052	**	2,960,281
FNMA, Fannie Mae	$3,196,468 par, 3.50%, due June 1, 2052	**	2,850,616
FNMA, Fannie Mae	$3,408,298 par, 2.00%, due December 1, 2050	**	2,678,533
FNMA, Fannie Mae	$3,415,060 par, 2.00%, due November 1, 2051	**	2,671,524
FNMA, Fannie Mae	$3,524,182 par, 2.50%, due March 1, 2052	**	2,882,176
FNMA, Fannie Mae	$3,526,415 par, 2.00%, due February 1, 2037	**	3,154,621
FNMA, Fannie Mae	$3,610,000 par, 7.00%	**	3,756,429
FNMA, Fannie Mae	$3,831,326 par, 4.00%, due June 1, 2052	**	3,509,992
FNMA, Fannie Mae	$3,847,730 par, 2.50%, due April 1, 2052	**	3,147,975
FNMA, Fannie Mae	$3,961,820 par, 2.00%, due September 1, 2051	**	3,104,184
FNMA, Fannie Mae	$3,970,000 par, 2.50%	**	3,235,142
FNMA, Fannie Mae	$308,176 par, 1.50%, due September 1, 2036	**	266,484
FNMA, Fannie Mae	$312,072 par, 2.50%, due August 1, 2051	**	257,621
FNMA, Fannie Mae	$341,932 par, 3.00%, due July 1, 2050	**	296,401
FNMA, Fannie Mae	$361,313 par, 2.00%, due November 1, 2050	**	284,008
FNMA, Fannie Mae	$362,139 par, 2.00%, due April 1, 2036	**	322,574
FNMA, Fannie Mae	$367,381 par, due January 25, 2044	**	367,480
FNMA, Fannie Mae	$373,971 par, 3.00%, due July 1, 2051	**	320,590
FNMA, Fannie Mae	$377,520 par, 2.50%, due September 1, 2052	**	309,465
FNMA, Fannie Mae	$390,995 par, 3.00%, due January 1, 2050	**	337,708
FNMA, Fannie Mae	$397,705 par, 2.00%, due October 1, 2050	**	312,613
FNMA, Fannie Mae	$4,056,178 par, 2.50%, due June 1, 2051	**	3,334,550

FNMA, Fannie Mae	$4,280,000 par, 5.00%	**	4,132,721
FNMA, Fannie Mae	$4,363,242 par, 6.00%, due July 1, 2054	**	4,400,298
FNMA, Fannie Mae	$4,425,000 par, 6.00%	**	4,455,065
FNMA, Fannie Mae	$4,788,731 par, 5.50%, due January 1, 2055	**	4,752,535
FNMA, Fannie Mae	$4,800,525 par, 5.00%, due March 1, 2053	**	4,648,188
FNMA, Fannie Mae	$4,840,000 par, 4.50%	**	4,554,516
FNMA, Fannie Mae	$4,959,211 par, 2.50%, due June 1, 2051	**	4,065,223
FNMA, Fannie Mae	$4,995,000 par, 4.00%	**	4,567,303
FNMA, Fannie Mae	$489,107 par, 3.00%, due May 1, 2050	**	422,304
FNMA, Fannie Mae	$5,150,000 par, 3.50%	**	4,556,543
FNMA, Fannie Mae	$5,451,243 par, 2.00%, due January 1, 2052	**	4,287,975
FNMA, Fannie Mae	$501,099 par, 2.50%, due August 1, 2035	**	459,942
FNMA, Fannie Mae	$509,020 par, 3.00%, due October 1, 2051	**	397,104
FNMA, Fannie Mae	$534,093 par, 3.00%, due October 1, 2034	**	506,124
FNMA, Fannie Mae	$539,645 par, 2.00%, due October 1, 2051	**	425,921
FNMA, Fannie Mae	$559,238 par, 3.00%, due September 1, 2050	**	484,770
FNMA, Fannie Mae	$581,584 par, 3.00%, due August 1, 2050	**	499,091
FNMA, Fannie Mae	$6,060,000 par, 6.50%	**	6,212,681
FNMA, Fannie Mae	$600,866 par, 3.00%, due August 1, 2034	**	567,188
FNMA, Fannie Mae	$610,000 par, 3.00%	**	568,835
FNMA, Fannie Mae	$62,704 par, 3.50%, due June 1, 2047	**	56,397
FNMA, Fannie Mae	$636,325 par, 2.00%, due October 1, 2051	**	498,189
FNMA, Fannie Mae	$649,691 par, 3.50%, due October 1, 2048	**	583,287
FNMA, Fannie Mae	$676,221 par, 3.00%, due July 1, 2049	**	585,633
FNMA, Fannie Mae	$691,192 par, 3.00% due March 1, 2050	**	597,099
FNMA, Fannie Mae	$7,023,982 par, 1.50%, due January 1, 2051	**	5,199,498
FNMA, Fannie Mae	$7,310,000 par, 2.00%	**	5,689,236
FNMA, Fannie Mae	$7,331,415 par, 2.00%, due January 1, 2051	**	5,726,439
FNMA, Fannie Mae	$703,912 par, 2.50%, due March 1, 2052	**	576,906
FNMA, Fannie Mae	$735,000 par, 2.00%	**	653,223
FNMA, Fannie Mae	$74,745 par, 4.00%, due April 25, 2041	**	74,436
FNMA, Fannie Mae	$749,145 par, 3.00%, due November 1, 2049	**	647,316
FNMA, Fannie Mae	$754,212 par, 6.00%, due June 1, 2054	**	762,091
FNMA, Fannie Mae	$760,793 par, due December 25, 2041	**	760,561
FNMA, Fannie Mae	$8,925,000 par, 3.00%	**	7,589,258
FNMA, Fannie Mae	$850,632 par, 4.50%, due July 1, 2048	**	812,382
FNMA, Fannie Mae	$891,971 par, 2.50%, due August 1, 2035	**	818,706
FNMA, Fannie Mae	$992,494 par, Floating Rate, due June 25, 2043	**	1,002,112
GNMA, Ginnie Mae	$1,030,000 par, 4.5%	**	973,994
GNMA, Ginnie Mae	$1,032,975 par, 4.00%, due July 20, 2047	**	966,299
GNMA, Ginnie Mae	$1,081,959 par, 3.5%, due April 20, 2048	**	979,026
GNMA, Ginnie Mae	$1,113,663 par, 2.5%, due December 20, 2050	**	932,797
GNMA, Ginnie Mae	$1,117,799 par, 4.00%, due November 20, 2052	**	1,029,714
GNMA, Ginnie Mae	$1,154,624 par, 3.00%, due October 20, 2051	**	1,005,739
GNMA, Ginnie Mae	$1,172,672 par, 3.5%, due May 20, 2046	**	1,062,669
GNMA, Ginnie Mae	$1,186,453 par, 3.00%, due September 20, 2051	**	1,033,404
GNMA, Ginnie Mae	$1,251,279 par, 4.00%, due August 20, 2045	**	1,178,813
GNMA, Ginnie Mae	$1,285,000 par, 2.5%	**	1,074,249
GNMA, Ginnie Mae	$1,317,670 par, 3.00%, due May 20, 2051	**	1,149,627
GNMA, Ginnie Mae	$1,330,000 par, 2.00%	**	1,065,039
GNMA, Ginnie Mae	$1,447,975 par, 3.00%, due July 20, 2051	**	1,261,576

GNMA, Ginnie Mae	$1,491,019 par, 3.5%, due February 20, 2046	**	1,352,696
GNMA, Ginnie Mae	$1,535,000 par, 3.5%	**	1,373,465
GNMA, Ginnie Mae	$1,634,177 par, 3.00%, due November 20, 2049	**	1,430,813
GNMA, Ginnie Mae	$1,906,045 par, 2.00%, due October 20, 2050	**	1,484,021
GNMA, Ginnie Mae	$1,966,048 par, 3.00%, due October 20, 2049	**	1,723,005
GNMA, Ginnie Mae	$1,973,188 par, 3.00%, due January 20, 2050	**	1,726,620
GNMA, Ginnie Mae	$106,477 par, 4.00%, due May 20, 2047	**	99,498
GNMA, Ginnie Mae	$141,842 par, 3.00%, due April 20, 2049	**	125,124
GNMA, Ginnie Mae	$159,553 par, 3.5%, due March 20, 2047	**	144,544
GNMA, Ginnie Mae	$16,582 par, 3.50%, due September 20, 2046	**	15,022
GNMA, Ginnie Mae	$2,570,653 par, 2.00%, due December 20, 2051	**	2,060,122
GNMA, Ginnie Mae	$2,632,493 par, 3.00%, due August 20, 2051	**	2,292,909
GNMA, Ginnie Mae	$2,661,155 par, 2.5%, due September 20, 2051	**	2,226,582
GNMA, Ginnie Mae	$294,510 par, 2.5%, due January 20, 2051	**	246,525
GNMA, Ginnie Mae	$3,595,000 par	**	3,625,333
GNMA, Ginnie Mae	$3,762,583 par, 2.00%, due January 20, 2052	**	3,014,792
GNMA, Ginnie Mae	$3,829,051 par, 2.00%, due October 20, 2051	**	3,068,636
GNMA, Ginnie Mae	$3,962,036 par, 2.00%, due November 20, 2051	**	3,175,201
GNMA, Ginnie Mae	$364,084 par, 3.5%, due November 20, 2047	**	329,830
GNMA, Ginnie Mae	$378,042 par, 4.00%, due June 20, 2047	**	353,855
GNMA, Ginnie Mae	$378,721 par, 4.00%, due December 20, 2047	**	353,530
GNMA, Ginnie Mae	$4,014,629 par, 2.5%, due December 20, 2051	**	3,359,030
GNMA, Ginnie Mae	$4,069,501 par, 2.5%, due February 20, 2051	**	3,404,942
GNMA, Ginnie Mae	$4,160,000 par	**	4,238,844
GNMA, Ginnie Mae	$4,506,807 par, 4.5%, due January 20, 2053	**	4,268,117
GNMA, Ginnie Mae	$4,580,000 par, 4.00%	**	4,217,178
GNMA, Ginnie Mae	$404,383 par, 4.00%, due July 20, 2045	**	380,490
GNMA, Ginnie Mae	$408,780 par, 4.00%, due September 20, 2047	**	382,003
GNMA, Ginnie Mae	$412,354 par, 4.00%, due January 20, 2048	**	384,558
GNMA, Ginnie Mae	$460,872 par, 3.5%, due April 20, 2046	**	417,759
GNMA, Ginnie Mae	$5,251,699 par, 2.5%, due November 20, 2051	**	4,394,084
GNMA, Ginnie Mae	$502,346 par, 3.00%, due July 20, 2049	**	441,141
GNMA, Ginnie Mae	$508,342 par, 3.5%, due December 20, 2047	**	459,572
GNMA, Ginnie Mae	$61,551 par, 3.5%, due August 20, 2046	**	55,761
GNMA, Ginnie Mae	$7,050,000 par, 5.00%	**	6,850,617
GNMA, Ginnie Mae	$7,815,000 par, 5.5%	**	7,758,830
GNMA, Ginnie Mae	$71,197 par, 3.5%, due August 20, 2047	**	64,421
GNMA, Ginnie Mae	$759,204 par, 3.5%, due March 20, 2046	**	691,078
GNMA, Ginnie Mae	$765,000 par, 3.00%	**	665,688
GNMA, Ginnie Mae	$80,286 par, 3.5%, due April 20, 2047	**	72,733
GNMA, Ginnie Mae	$80,604 par, 3.00%, due October 20, 2047	**	71,025
GNMA, Ginnie Mae	$843,910 par, 3.5%, due July 20, 2047	**	764,516
GNMA, Ginnie Mae	$854,324 par, 3.5%, due May 20, 2047	**	773,956
GNMA, Ginnie Mae	$942,955 par, 4.50%, due May 20, 2053	**	892,721
GNMA, Ginnie Mae	$993,562 par, 3.5%, due February 20, 2047	**	900,099
Idaho Energy Resources Authority Transmission Facilities	$1,035,000 par, 2.86%, due September 1, 2046	**	717,366
Illinois State Taxable Pension	$12,908,235 par, 5.1%, due June 1, 2033	**	12,750,047
Korea Housing Finance Co.	$904,000 par, 5.13%, due January 21, 2030	**	911,713
New York	$460,000 par, 5.11%, due October 1, 2054	**	434,881
New York	$675,000 par, 5.09%, due October 1, 2049	**	640,536

Panama Republic	$1,454,000 par, 4.5%, due January 19, 2063	**	869,488
PT Freeport Indonesia	$1,054,000 par, 5.32%, due April 14, 2032	**	1,037,067
Republic of Panama	$940,000 par, 6.40%, due February 14, 2035	**	867,671
Saudi Arabia	$2,558,000 par, 0.00%, due January 13, 2031	**	2,579,042
Saudi Arabian Oil Co.	$948,000 par, 5.75%, due July 17, 2054	**	886,380
Saudi International Bond	$1,312,000 par, 5.63%, due January 13, 2035	**	1,325,319
Tennessee Valley Authority	$1,924,000 par, 0.75%, due May 15, 2025	**	1,904,505
Texas Natural Gas Securitization Finance Corp.	$2,519,000 par, 5.17%, due April 1, 2041	**	2,488,130
Texas Natural Gas Securitization Finance Corp.	$4,485,296 par, 0.00%, due April 1, 2035	**	4,511,075
The United Mexican States	$616,000 par, 6.34%, due May 4, 2053	**	549,371
U.S. Treasury	$1,537,000 par, 3.5%, due April 30, 2028	**	1,501,757
U.S. Treasury	$10,625,000 par, 2.0%, due November 15, 2041	**	7,173,950
U.S. Treasury	$10,870,000 par, 4.00%, due July 31, 2029	**	10,727,331
U.S. Treasury	$11,098,000 par, 4.13%, due October 31, 2029	**	10,999,592
U.S. Treasury	$11,132,000 par, 4.13%, due November 30, 2029	**	11,034,595
U.S. Treasury	$11,268,000 par, 4.13%, due March 31, 2029	**	11,184,370
U.S. Treasury	$11,306,000 par, 4.00%, due February 29, 2028	**	11,225,621
U.S. Treasury	$11,316,000 par, 3.63%, due August 31, 2029	**	10,989,781
U.S. Treasury	$11,798,000 par, 4.38%, due August 31, 2028	**	11,831,182
U.S. Treasury	$12,819,000 par, 4.63%, due April 30, 2029	**	12,968,722
U.S. Treasury	$13,223,000 par, 3.62%, due May 31, 2028	**	12,960,606
U.S. Treasury	$13,437,000 par, 4.25%, due August 15, 2054	**	12,250,765
U.S. Treasury	$15,069,000 par, 4.50%, due May 31, 2029	**	15,173,777
U.S. Treasury	$15,160,000 par, 4.25%, due January 15, 2028	**	15,163,553
U.S. Treasury	$2,521,000 par, 1.75%, due August 15, 2041	**	1,641,604
U.S. Treasury	$20,126,000 par, 4.25%, due November 15, 2034	**	19,657,442
U.S. Treasury	$23,694,000 par, 4.38%, due December 31, 2029	**	23,736,575
U.S. Treasury	$23,749,000 par, 4.63%, due November 15, 2044	**	23,055,084
U.S. Treasury	$3,436,000 par, 3.00%, due August 15, 2052	**	2,465,330
U.S. Treasury	$3,609,000 par, 3.50%, due September 30, 2029	**	3,483,390
U.S. Treasury	$3,794,000 par, 4.00%, due June 30, 2028	**	3,762,285
U.S. Treasury	$3,982,000 par, 2.88%, due May 15, 2052	**	2,784,445
U.S. Treasury	$30,667,000 par, 4.38%, due January 31, 2030	**	30,556,790
U.S. Treasury	$370,000 par, 4.25%, due December 31, 2026	**	370,246
U.S. Treasury	$4,093,000 par, 3.88%, due February 15, 2043	**	3,622,945
U.S. Treasury	$4,301,000 par, 2.0%, due August 15, 2051	**	2,460,474
U.S. Treasury	$4,391,000 par, 4.38%, due August 15, 2043	**	4,144,349
U.S. Treasury	$5,218,000 par, 3.63%, due February 15, 2053	**	4,243,498
U.S. Treasury	$5,576,000 par, 4.63%, due May 15, 2044	**	5,418,304
U.S. Treasury	$5,723,000 par, 2.25%, due May 15, 2041	**	4,079,202
U.S. Treasury	$5,726,000 par, 4.13%, due August 15, 2044	**	5,194,556
U.S. Treasury	$5,930,000 par, 3.75%, due December 31, 2028	**	5,811,863
U.S. Treasury	$5,957,000 par, 3.38%, due August 15, 2042	**	4,937,096
U.S. Treasury	$558,000 par, 4.50%, due December 31, 2031	**	559,831
U.S. Treasury	$6,028,000 par, 3.63%, due May 15, 2053	**	4,903,401

	U.S. Treasury	$6,178,000 par, 4.75%, due November 15, 2043	**	6,116,944
	U.S. Treasury	$6,320,000 par, 4.38%, due November 30, 2028	**	6,335,800
	U.S. Treasury	$6,557,000 par, 3.25%, due May 15, 2042	**	5,352,151
	U.S. Treasury	$6,566,000 par, 4.75%, due November 15, 2053	**	6,489,055
	U.S. Treasury	$6,575,000 par, 4.25%, due February 28, 2029	**	6,559,076
	U.S. Treasury	$6,600,000 par, 4.13%, due August 15, 2053	**	5,878,125
	U.S. Treasury	$6,974,000 par, 4.50%, due February 15, 2044	**	6,671,884
	U.S. Treasury	$7,013,000 par, 4.75%, due May 15, 2054	**	6,804,802
	U.S. Treasury	$7,079,000 par, 4.25%, due February 15, 2054	**	6,447,420
	U.S. Treasury	$7,117,000 par, 4.88%, due October 31, 2028	**	7,257,672
	U.S. Treasury	$7,308,000 par, 3.13%, due May 15, 2048	**	5,491,848
	U.S. Treasury	$743,000 par, 4.25%, due January 31, 2027	**	741,897
	U.S. Treasury	$8,253,000 par, 4.00%, due November 15, 2042	**	7,446,721
	U.S. Treasury	$8,878,000 par, 4.63%, due September 30, 2028	**	8,977,184
	U.S. Treasury	$9,239,000 par, 4.13%, due July 31, 2028	**	9,194,609
	U.S. Treasury	$9,432,000 par, 4.25%, due June 30, 2029	**	9,402,893
	U.S. Treasury	$9,914,000 par, 2.38%, due Februrary 15, 2042	**	7,090,446
	United Mexican States	$1,076,000 par, 7.38%, due May 13, 2055	**	1,084,274
	United Mexican States	$787,000 par, 6.88%, due May 13, 2037	**	791,200
	Wisconsin Treasury Security	$4,145,000 par, 3.85%, due May 15, 2043	**	3,660,391
	Total Government Securities			913,843,362

	Corporate Bonds
	6297782 LLC	$626,000 par, 5.03%, due October 1, 2029	**	615,940
	6297782 LLC	$957,000 par, 6.18%, due October 1, 2054	**	909,964
	Abbvie, Inc.	$1,799,000 par, 5.4%, due March 15, 2054	**	1,735,558
	AerCap Ireland Capital DAC	$2,687,000 par, 5.38%, due December 15, 2031	**	2,684,461
	Aker BP ASA	$3,304,000 par, 3.75%, due January 15, 2030	**	3,081,577
	Alabama Power Company	$624,000 par, 3.45%, due October 1, 2049	**	437,160
	Alta Energy Ltd.	$880,000 par, 8.13%, due September 15, 2030	**	985,833
	Amerada Hess Corp.	$1,876,000 par, 7.88%, due October 1, 2029	**	2,085,576
	Ameren Corp.	$1,080,000 par, 4.3%, due December 1, 2028	**	1,057,283
	Ameren Corp.	$2,228,000 par, 5.70%, due December 1, 2026	**	2,264,162
	American Electric Power	$1,694,000 par, 5.70% due August 15, 2025	**	1,701,225
	American Honda Motor Co.	$933,000 par, 4.85%, due October 23, 2031	**	917,113
	AMGEN Inc.	$363,000 par, 5.60%, due March 1, 2043	**	355,897
	Anglo American Capital Plc	$2,502,000 par, 5.75%, due April 5, 2034	**	2,520,799
	ArcelorMittal S.A.	$965,000 par, 6.35%, due June 17, 2054	**	963,058
	AT&T Inc.	$1,872,000 par, 2.55%, due December 1, 2033	**	1,511,121
	AT&T Inc.	$3,280,000 par, 3.50%, due September 15, 2053	**	2,215,052
	Athene Holding Ltd.	$1,379,000 par, 6.25%, due April 1, 2054	**	1,383,007
	B.A.T. Capital Corp.	$375,000 par, 4.54%, due August 15, 2047	**	299,207
	B.A.T. Capital Corp.	$915,000 par, 4.76%, due September 6, 2049	**	747,871
*	Bank of America Corp.	$1,100,000 par, 5.51%, due January 24, 2036	**	1,106,097
*	Bank of America Corp.	$1,754,000 par, 4.08%, due April 23, 2040	**	1,503,167

*	Bank of America Corp.	$4,969,000 par, 3.19%, due July 23, 2030	**	4,603,705
	Blue Owl Finance LLC	$1,725,000 par, 6.25%, due April 18, 2034	**	1,772,332
	BNP Paribas	$2,979,000 par, 5.28%, due November 19, 2030	**	2,968,564
	Canadian Natural Resources Limited	$1,534,000 par, 2.95%, due July 15, 2030	**	1,370,306
	Canadian Natural Resources Limited	$1,538,000 par, 5.4%, due December 15, 2034	**	1,486,827
	Canadian Natural Resources Limited	$1,780,000 par, 3.9%, due February 1, 2025	**	1,780,000
	Canadian Natural Resources Limited	$5,120,000 par, 5.00%, due December 15, 2029	**	5,059,205
	CenterPoint Energy, Inc.	$687,000 par, 5.4%, due June 1, 2029	**	694,856
	Charter Communications Operating LLC	$462,000 par, 5.25%, due April 1, 2053	**	372,740
	Charter Communications Operating LLC	$699,000 par, 3.9%, due June 1, 2052	**	449,277
	Charter Communications, Inc.	$457,000 par, 5.75%, due April 1, 2048	**	395,429
	Citadel Ltd. Partnership	$1,252,000 par, 6.00%, due January 23, 2030	**	1,265,458
	Citadel Ltd. Partnership	$648,000 par, 6.38%, due January 23, 2032	**	658,972
	CK Hutchinson International 24 II Ltd.	$1,585,000 par, 4.38%, due March 13, 2030	**	1,553,643
	CK Hutchison International Ltd.	$212,000 par, 3.13%, due April 15, 2041	**	160,002
	Columbia University	$1,967,000 par, 4.36%, due October 1, 2035	**	1,860,242
	Comcast Corp.	$754,000 par, 5.65%, due June 1, 2054	**	724,392
	Constellation Energy Generation LLC	$1,358,000 par, 6.5%, due October 1, 2053	**	1,424,357
	CRH America Finance, Inc.	$1,089,000 par, 5.5%, due January 9, 2035	**	1,095,739
	CRH SMW Finance DAC	$2,203,000 par, 5.13%, due January 9, 2030	**	2,212,295
	CVS Health Corp.	$2,173,000 par, 6.00%, due June 1, 2044	**	2,085,169
	CVS Health Corp.	$396,000 par, 4.78%, due March 25, 2038	**	347,827
	Daimler Truck Financial	$2,837,000 par, 5.25%, due January 13, 2030	**	2,843,916
	Danske Bank A/S	$1,927,000 par, 4.61%, due October 2, 2030	**	1,877,872
	Danske Bank A/S	$3,796,000 par, 5.71%, due March 1, 2030	**	3,870,070
	Deere & Co.	$4,764,000 par, 5.45%, due January 16, 2035	**	4,858,406
	Diamondback Energy Inc.	$669,000 par, 5.9%, due April 18, 2064	**	628,128
	DPL Inc.	$1,802,000 par, 4.13%, due July 1, 2025	**	1,796,063
	DPL Inc.	$720,000 par, 4.35%, due April 15, 2029	**	671,276
	Duke Energy Florida LLC	$2,415,000 par, 6.20%, due November 15, 2053	**	2,529,600
	Elevance Health Inc.	$2,543,000 par, 5.7%, due February 15, 2055	**	2,447,922
	Enbridge Inc.	$3,354,000 par, 3.7%, due July 15, 2027	**	3,277,213
	Enbridge Inc.	$885,000 par, 5.25%, due April 5, 2027	**	894,549
	Encana Corp.	$1,060,000 par, 6.5%, due February 1, 2038	**	1,079,387
	Enel Finance America LLC	$397,000 par, 2.88%, due July 12, 2041	**	269,535
	Enel Finance International N.V.	$3,946,000 par, 5.13%, due June 26, 2029	**	3,948,483
	Enel Finance International N.V.	$5,793,000 par, 3.63%, due May 25, 2027	**	5,637,135
	Enel Finance International N.V.	$756,000 par, 3.50%, due April 6, 2028	**	723,702
	Energy Transfer L.P.	$1,488,000 par, 6.05%, due September 1, 2054	**	1,450,014
	Energy Transfer LP	$1,637,000 par, 5.95%, due May 15, 2054	**	1,575,027
	Enlink Midstream LLC	$3,514,000 par, 5.63%, due January 15, 2028	**	3,551,976
	Enlink Midstream LLC	$5,120,000 par, 4.85%, due July 15, 2026	**	5,101,194
	Enlink Midstream LLC	$5,529,000 par, 6.5%, due September 1, 2030	**	5,817,048
	Equitable Financial Life	$2,756,000 par, 4.88%, due November 19, 2027	**	2,759,088
	Eversource Energy, Inc.	$1,082,000 par, 4.75%, due May 15, 2026	**	1,081,515
	Eversource Energy, Inc.	$3,528,000 par, 5.95%, due February 1, 2029	**	3,634,807
	FirstEnergy Corp.	$433,000 par, 3.40%, due March 1, 2050	**	290,108
	FirstEnergy Transmission LLC	$389,000 par, 5.45%, due July 15, 2044	**	371,353
	FirstEnergy Transmission LLC	$681,000 par, 2.87%, due September 15, 2028	**	635,304
	Ford Motor Credit Co. LLC	$1,256,000 par, 5.88%, due November 7, 2029	**	1,258,031

Ford Motor Credit Co. LLC	$2,012,000 par, 6.13%, due March 8, 2034	**	1,971,113
GA Global Funding Trust	$1,434,000 par, 4.4%, due September 23, 2027	**	1,413,431
GA Global Funding Trust	$1,703,000 par, 5.2%, due December 9, 2031	**	1,666,348
General Electric Co.	$1,479,000 par, 3.63%, due August 1, 2027	**	1,428,058
General Motors Co.	$1,500,000 par, 5.00%, due April 1, 2035	**	1,399,747
Georgia Power Co.	$2,391,000 par, 4.3%, due March 15, 2042	**	2,026,605
Georgia Power Co.	$715,000 par, 4.55%, due March 15, 2030	**	702,981
Glencore FDG LLC	$3,590,000 par, 5.34%, due April 4, 2027	**	3,628,655
Glencore FDG LLC	$4,535,000 par, 4.00%, due March 27, 2027	**	4,461,335
Glencore Funding LLC	$957,000 par, 6.38%, due October 6, 2030	**	1,008,119
Goldman Sachs Bank USA	$3,310,000 par, 5.41%, due May 21, 2027	**	3,338,856
Goldman Sachs Group Inc.	$1,410,000 par, 5.54%, due January 28, 2036	**	1,408,886
Goldman Sachs Group Inc.	$1,595,000 par, 1.54%, due September 10, 2027	**	1,513,805
Goldman Sachs Group Inc.	$1,869,000 par, 5.73%, due April 25, 2030	**	1,909,748
Goldman Sachs Group Inc.	$2,324,000 par, 5.73%, due January 28, 2056	**	2,313,209
Hess Corp.	$3,289,000 par, 4.30%, due April 1, 2027	**	3,255,502
HSBC Holdings	$4,127,000 par, 5.45%, due November 19, 2030	**	4,123,003
Huntington Bancshares Inc.	$1,186,000 par, 5.27%, due January 15, 2031	**	1,188,444
Huntington Bancshares Inc.	$1,987,000 par, 5.71%, due February 2, 2035	**	1,988,593
Hyundai Capital America	$4,059,000 par, 6.10%, due September 21, 2028	**	4,193,369
Intel Corp.	$836,000 par, 4.9%, due August 5, 2052	**	660,631
JBS USA Food Co.	$1,719,000 par, 7.25%, due November 15, 2053	**	1,908,449
JPMorgan Chase & Co.	$1,215,000 par, 5.30%, due July 24, 2029	**	1,230,660
JPMorgan Chase & Co.	$1,775,000 par, 5.53%, due November 29, 2045	**	1,743,157
JPMorgan Chase & Co.	$4,060,000 par, 5.58%, due April 22, 2030	**	4,145,938
JPMorgan Chase & Co.	$4,215,000 par, 4.92%, due January 24, 2029	**	4,219,604
Kinder Morgan	$2,618,000 par, 5.5%, due March 1, 2044	**	2,430,465
Kroger Co.	$910,000 par, 5.65%, due September 15, 2064	**	852,448
Lloyds Banking Group Plc	$2,500,000 par, 5.46%, due January 5, 2028	**	2,523,574
M&T Bank Corp.	$2,841,000 par, 5.39%, due January 16, 2036	**	2,769,960
Marathon Petroleum Corp.	$2,004,000 par, 5.13%, December 15,2026	**	2,015,070
Mercedes-Benz Financial North America	$3,183,000 par, 4.90%, due November 15, 2027	**	3,181,791
Meta Platforms Inc.	$2,239,000 par, 5.4%, due August 15, 2054	**	2,172,292
Meta Platforms Inc.	$313,000 par, 5.55%, due August 15, 2064	**	304,021
Microchip Technology Inc.	$1,954,000 par, 4.90%, due March 15, 2028	**	1,951,144
Microchip Technology Inc.	$3,569,000 par, 5.05%, due February 15, 2030	**	3,546,700
Mitsubishi UFJ Financial Group Inc.	$4,015,000 par, 5.57%, due January 16, 2036	**	4,036,202
Morgan Stanley	$1,502,000 par, 5.59%, due January 18, 2036	**	1,515,074
Morgan Stanley	$1,746,000 par, 5.52%, due November 19, 2055	**	1,690,244
Morgan Stanley	$2,790,000 par, 5.50%, due May 26, 2028	**	2,829,945
Morgan Stanley	$3,642,000 par, 4.65%, due October 18, 2030	**	3,576,536
Morgan Stanley	$4,565,000 par, 5.32%, due July 19, 2035	**	4,510,555
National Rural Utilities	$1,596,000 par, 5.10%, due May 6, 2027	**	1,613,101
Netflix Inc.	$2,858,000 par, 5.38%, due November 15, 2029	**	2,916,238
Newmont Corp. / Newcrest Fin Pty Ltd.	$5,251,000 par, 5.35%, due March 15, 2034	**	5,254,817
NextEra Energy Capital Holdings Inc.	$1,225,000 par, 1.88%, due January 15, 2027	**	1,160,648
NextEra Energy Capital Holdings Inc.	$1,571,000 par, 5.90%, due March 15, 2055	**	1,562,656
NextEra Energy Capital Holdings Inc.	$2,457,000 par, 1.90%, due June 15, 2028	**	2,234,257

NextEra Energy Capital Holdings Inc.	$2,459,000 par, 5.45%, due March 15, 2035	**	2,444,508
NextEra Energy Capital Holdings Inc.	$3,305,000 par, 4.85%, due February 4, 2028	**	3,305,784
NiSource Inc.	$2,654,000 par, 5.20%, due July 1, 2029	**	2,677,765
Nissan Motor Ltd.	$1,242,000 par, 4.81%, due September 17, 2030	**	1,157,845
Nordea Bank ABP	$1,770,000 par, 4.38%, due September 10, 2029	**	1,731,686
Occidental Petroleum	$1,294,000 par, 7.88%, due September 15, 2031	**	1,437,501
Occidental Petroleum	$2,304,000 par, 6.38%, due September 1, 2028	**	2,385,601
Occidental Petroleum Corp.	$918,000 par, 8.88%, due July 15, 2030	**	1,050,217
Oglethorpe Power Corp.	$1,224,750 par, 6.19%, due January 1, 2031	**	1,261,091
Oglethorpe Power Corp.	$2,032,000 par, 6.20%, due December 1, 2053	**	2,092,922
ONEOK Inc.	$2,784,000 par, 4.75%, due October 15, 2031	**	2,693,545
Oracle Corp.	$1,463,000 par, 5.25%, due February 3, 2032	**	1,459,650
Oracle Corp.	$1,475,000 par, 6.13%, due August 3, 2065	**	1,470,318
Oracle Corp.	$2,841,000 par, 2.95%, due April 1, 2030	**	2,574,309
Ovintiv Inc.	$1,631,000 par, 7.10%, due July 15, 2053	**	1,744,913
Pacific Gas & Electric Co.	$324,000 par, 6.75%, due January 15, 2053	**	335,068
Pacific Gas & Electric Co.	$7,654,000 par, 3.15%, due January 1, 2026	**	7,512,698
Pacific Gas & Electric Co.	$2,806,000 par, 4.50%, due July 1, 2040	**	2,320,170
Pfizer Investment Enterprises	$2,290,000 par, 5.30%, due May 19, 2053	**	2,144,211
Pfizer Investment Enterprises	$691,000 par, 5.11%, due May 19, 2043	**	653,031
Plains All American Pipeline L.P.	$3,078,000 par, 5.95%, due June 15, 2035	**	3,114,898
PNC Financial Services Group	$1,381,000 par, 5.58%, due January 29, 2036	**	1,387,851
PPL Capital Funding Inc.	$2,766,000 par, 5.25%, due September 1, 2034	**	2,717,189
Protective Life	$928,000 par, 5.43%, due January 14, 2032	**	933,687
PT Indonesia Asahan Aluminium	$1,003,000 par, 5.45%, due May 15, 2030	**	1,005,238
PT Indonesia Asahan Aluminium	$2,149,000 par, 4.75%, due May 15, 2025	**	2,147,437
PT Indonesia Asahan Aluminium	$2,473,000 par, 6.53%, due November 15, 2028	**	2,583,283
RGA Global Funding	$2,395,000 par, 5.25%, due January 9, 2030	**	2,402,839
Royal Bank of Canada	$2,539,000 par, 4.65%, due October 18, 2030	**	2,495,544
Royal Bank of Canada	$953,000 par, 4.97%, due January 24, 2029	**	956,480
RWE Finance US LLC	$2,233,000 par, 5.88%, due April 16, 2034	**	2,235,409
RWE Finance US LLC	$62,000 par, 6.25%, due April 16, 2054	**	60,613
Sempra Energy	$584,000 par, 6.00%, due October 15, 2039	**	587,086
Smurfit Westrock	$1,090,000 par, 5.42%, due January 15, 2035	**	1,089,553
Southern California Edison	$2,201,000 par, 4.00%, due April 1, 2047	**	1,611,351
Southern California Edison	$3,450,000 par, 1.20%, due February 1, 2026	**	3,315,325
Southern California Edison Co.	$1,639,000 par, 4.88%, due February 1, 2027	**	1,628,871
Southern California Edison Co.	$1,639,000 par, 4.90%, due June 1, 2026	**	1,632,704
Southern California Gas Co.	$1,933,000 par, 5.05%, due September 1, 2034	**	1,884,390
Sprint Capital Corp.	$2,402,000 par, 6.88%, due November 15, 2028	**	2,548,342
Standard Chartered PLC	$1,675,000 par, 5.69%, due May 14, 2028	**	1,697,060
Stryker Corp.	$1,640,000 par, 4.70%, due February 10, 2028	**	1,640,169
Stryker Corp.	$1,641,000 par, 4.55%, due February 10, 2027	**	1,640,202
Stryker Corp.	$2,810,000 par, 4.85%, due February 10, 2030	**	2,804,675
Sumitomo Mitsui Financial Group Inc.	$1,164,000 par, 5.84%, due July 9, 2044	**	1,168,325
Sunoco Logistics	$1,452,000 par, 3.90%, due July 15, 2026	**	1,434,400

The Bank of Nova Scotia	$1,010,000 par, 5.31%, due February 14, 2031	**	1,009,387
The Boeing Co.	$1,269,000 par, 3.25%, due February 1, 2028	**	1,204,254
The Boeing Co.	$1,498,000 par, 6.30%, due May 1, 2029	**	1,558,342
The Boeing Co.	$1,880,000 par, 6.86%, due May 1, 2054	**	2,017,313
The Boeing Co.	$135,000 par, 5.81%, due May 1, 2050	**	127,062
T-Mobile USA, Inc.	$395,000 par, 4.50%, due April 15, 2050	**	324,013
Toyota Motor Credit Corp.	$697,000 par, 5.35%, due January 9, 2035	**	700,651
U.S. Bancorp	$790,000 par, 5.68%, due January 23, 2035	**	797,749
United Parcel Service Inc.	$1,555,000 par, 5.50%, due May 22, 2054	**	1,512,960
UnitedHealth Group Inc.	$4,619,000 par, 5.63%, due July 15, 2054	**	4,489,906
Vale Overseas Ltd.	$1,855,000 par, 6.13%, due June 12, 2033	**	1,896,363
Vale Overseas Ltd.	$477,000 par, 6.40%, due June 28, 2054	**	472,963
Verizon Communications Inc.	$1,950,000 par, 2.55%, due March 21, 2031	**	1,690,738
Verizon Communications Inc.	$5,819,000 par, 4.33%, due September 21, 2028	**	5,740,142
Viacom Inc.	$363,000 par, 5.85%, due September 1, 2043	**	319,563
Vistra Operations Co. LLC	$1,507,000 par, 6.00%, due April 15, 2034	**	1,522,100
Vistra Operations Co. LLC	$1,885,000 par, 5.05%, due December 30, 2026	**	1,886,664
Vistra Operations Co. LLC	$2,529,000 par, 5.70%, due December 30, 2034	**	2,497,170
Volkswagen Group America Finance LLC	$3,991,000 par, 3.20%, due September 26, 2026	**	3,873,613
Warnermedia Holdings, Inc.	$1,040,000 par, 5.14%, due March 15, 2052	**	775,718
Warnermedia Holdings, Inc.	$1,044,000 par, 5.05%, due March 15, 2042	**	840,240
Wells Fargo & Co.	$1,679,000 par, 3.07%, due April 30, 2041	**	1,235,994
Wells Fargo & Co.	$3,665,000 par, 5.71%, due April 22, 2028	**	3,725,504
Wells Fargo & Co.	$5,006,000 par, 5.24%, due January 24, 2031	**	5,031,450
Wells Fargo & Co.	$2,770,000 par, 5.56%, due July 25, 2034	**	2,778,739
Western Gas Partners	$3,061,000 par, 5.30%, due March 1, 2048	**	2,600,987
Western Midstream Partners, LP	$2,119,000 par, 6.35%, due January 15, 2029	**	2,191,417
Williams Cos Inc.	$4,113,000 par, 5.60%, due March 15, 2035	**	4,128,293
Williams Partners	$712,000 par, 3.75%, due June 15, 2027	**	696,078
Total Corporate Bonds			390,618,298

Asset-Backed Securities
American Express Company	$5,026,000 par, 5.23%, due April 15, 2029	**	5,105,103
Avis Budget Rental Car Funding (AESOP) LLC	$2,726,000 par, 5.36%, due June 20, 2030	**	2,764,475
Avis Budget Rental Car Funding (AESOP) LLC	$390,000 par, 1.66%, due February 20, 2028	**	368,544
BMW Vehicle Lease Trust	$1,231,000 par, 4.21%, due February 25, 2028	**	1,219,173
Capital One Multi-Asset Execution Trust	$2,574,000 par, 4.42%, due May 15, 2028	**	2,573,746
Capital One Prime Auto Receivables Trust	$813,000 par, 5.82%, due June 15, 2028	**	827,436
Carmax Auto Owner Trust	$1,247,000 par, 4.94%, due August 15, 2029	**	1,255,436
Carmax Auto Owner Trust	$1,440,000 par, 0.00%, due July 16, 2029	**	1,449,692
Carmax Auto Owner Trust	$2,455,000 par, 4.67%, due December 15, 2027	**	2,457,148
Carmax Auto Owner Trust	$210,707 par, 0.76%, due June 15, 2026	**	209,418
Carmax Auto Owner Trust	$270,464 par, 0.72%, due September 15, 2026	**	267,865
Carmax Auto Owner Trust	$659,851 par, 0.53%, due October 15, 2026	**	657,002
Carmax Auto Owner Trust	$670,794 par, 1.47%, due December 15, 2026	**	663,410
Carvana Auto Receivables Trust	$1,351,000 par, 4.62%, due February 10, 2028	**	1,350,973
Carvana Auto Receivables Trust	$970,000 par, 1.03%, due June 10, 2027	**	939,546
Chase Auto Owner Trust	$612,195 par, 4.18%, due August 27, 2029	**	606,874
Discover Card Execution Note Trust	$3,177,000 par, 4.93%, due June 15, 2028	**	3,196,303

Driveway Finance Corp.	$1,106,000 par, 4.6%, due December 17, 2029	**	1,097,115
Driveway Finance Corp.	$1,153,000 par, 4.52%, due March 15, 2029	**	1,149,076
Driveway Finance Corp.	$1,323,000 par, 5.23%, due January 18, 2028	**	1,328,768
Driveway Finance Corp.	$1,518,000 par, 4.64%, due November 15, 2027	**	1,518,043
DT Auto Owner Trust	$392,021 par, 6.57%, due August 16, 2027	**	393,237
DT Auto Owner Trust	$621,731 par, 5.19%, due October 16, 2028	**	622,221
Flagship Credit Auto Trust	$60,671 par, 5.38%, due December 15 ,2026	**	60,682
Ford Credit Auto Lease Trust	$1,463,000 par, 4.99%, due December 15, 2027	**	1,472,639
Ford Credit Auto Lease Trust	$1,476,000 par, 5.25%, due February 15, 2029	**	1,479,150
Ford Credit Auto Owner Trust	$1,216,000 par, 4.11%, due July 15, 2030	**	1,195,698
Ford Credit Auto Owner Trust	$1,231,000 par, 4.61%, due August 15, 2029	**	1,233,182
Ford Credit Auto Owner Trust	$1,258,000 par, 5.08%, due September 15, 2030	**	1,260,456
Ford Credit Auto Owner Trust	$1,749,000 par, 4.07%, due July 15, 2029	**	1,733,296
Ford Credit Auto Owner Trust	$2,648,000 par, due August 15, 2036	**	2,661,872
Ford Credit Auto Owner Trust	$215,322 par, 1.35%, due June 15, 2026	**	214,033
Ford Credit Auto Owner Trust	$454,000 par, 5.23%, due May 15, 2028	**	457,597
Ford Credit Auto Owner Trust	$700,766 par, 4.65%, due February 15, 2028	**	701,746
General Motors Financial Company, Inc.	$1,227,000 par, 4.44% due April 16, 2030	**	1,218,934
General Motors Financial Company, Inc.	$1,564,000 par, 5.13%, due March 15, 2029	**	1,578,861
General Motors Financial Company, Inc.	$2,235,000 par, 4.73%, due November 15, 2029	**	2,240,706
General Motors Financial Company, Inc.	$2,910,000 par, 4.68%, due November 15, 2028	**	2,913,473
GM Financial Automobile Leasing Trust	$419,000 par, 4.22%, due October 20, 2028	**	415,651
GM Financial Floorplan Owner Trust	$2,823,000 par, 5.06%, due March 15, 2031	**	2,852,937
GM Financial Securitized Term Auto Receivables Trust	$1,867,000 par, 4.4% due August 16, 2029	**	1,862,062
Harley-Davidson Motorcycle Trust	$680,106 par, 0.53%, due September 15, 2028	**	671,838
Honda Auto Receivables Owner Trust	$172,894 par, 0.88%, due January 21, 2026	**	171,804
Hyundai Auto Lease Securitization Trust	$2,239,000 par, 4.83%, due January 18, 2028	**	2,245,954
Hyundai Auto Lease Securitization Trust	$749,000 par, 5.17%, due April 15, 2027	**	751,399
Hyundai Auto Receivables Trust	$1,481,000 par, 4.4%, due January 15, 2031	**	1,472,274
Hyundai Auto Receivables Trust	$841,000 par, 5.55%, due December 17, 2029	**	860,557
Mercedes-Benz Auto Lease Trust	$1,684,000 par, due February 15, 2028	**	1,677,444
Mercedes-Benz Auto Receivables Trust	$2,514,000 par, 4.92%, due April 15, 2031	**	2,539,164
Mercedes-Benz Auto Receivables Trust	$2,775,000 par, 4.78%, due December 17, 2029	**	2,790,483
Nissan Auto Lease Trust	$1,000,000 par, 5.61%, due November 15, 2027	**	1,007,112
Nissan Auto Receivables Owner Trust	$1,113,000 par, 5.28%, due December 15, 2028	**	1,125,328
Porsche Innovative Lease Owner Trust	$1,525,000 par, 4.35%, due October 20, 2027	**	1,522,007
REMIC Funding Trust	$1,907,801 par, 7.5%, due July 25, 2059	**	1,910,725
Santander Drive Auto Receivables LLC	$2,207,000 par, 4.88%, due September 15, 2027	**	2,209,654
Santander Drive Auto Receivables LLC	$2,554,000 par, 5.63%, due January 16, 2029	**	2,580,368
Santander Drive Auto Receivables LLC	$2,596,000 par, 4.74%, due January 16, 2029	**	2,598,278
Santander Drive Auto Receivables LLC	$918,000 par, 4.62%, due November 15, 2028	**	916,819
Santander Drive Auto Receivables Trust	$2,673,000 par, 5.73%, due April 17, 2028	**	2,687,520
SBNA Auto Lease Trust	$1,049,854 par, 4.94%, due November 20, 2026	**	1,050,821
SBNA Auto Lease Trust	$1,231,000 par, 5.55%, due December 20, 2028	**	1,249,257

SBNA Auto Lease Trust	$1,279,000 par, 4.56%, due February 22, 2028	**	1,278,594
SBNA Auto Lease Trust	$2,561,000 par, 5.56%, due November 22, 2027	**	2,591,348
SFS Auto Receivables Securitization Trust	$1,363,000 par, 5.33%, due November 20, 2029	**	1,377,837
SFS Auto Receivables Securitization Trust	$1,741,000 par, 4.55%, due June 20, 2030	**	1,740,406
Synchrony Card Issuance Trust	$2,477,000 par, 4.93%, due July 15, 2030	**	2,495,975
Tesla Electric Vehicle Trust	$603,000 par, 5.38%, due February 20, 2029	**	611,569
Toyota Auto Receivables Owner Trust	$502,000 par, 1.02%, due March 15, 2027	**	489,934
Toyota Auto Receivables Owner Trust	$928,767 par, 0.53%, due October 15, 2026	**	916,882
Toyota Lease Owner Trust	$1,350,000 par, 5.26%, due June 20, 2028	**	1,363,562
Toyota Lease Owner Trust	$3,223,000 par, 4.21%, due September 20, 2027	**	3,204,504
Verizon Master Trust	$1,816,000 par, 4.62%, due November 20, 2030	**	1,818,540
Verizon Master Trust	$2,286,000 par, 5%, due December 20, 2028	**	2,297,323
Verizon Master Trust	$2,595,000 par, 4.17%, August 20, 2030	**	2,569,523
Verizon Master Trust	$2,837,000 par, 5.08%, January 21, 2031	**	2,847,825
Verizon Master Trust	$983,000 par, due January 22, 2029	**	982,855
Volkswagen Auto Lease Trust	$1,093,000 par, 5.58%, due June 21, 2027	**	1,103,045
Volt CII LLC	$962,410 par, 4.87%, due August 25, 2051	**	961,320
Volt XCIV LLC	$307,088 par, 5.24%, due February 27, 2051	**	306,970
VOLT XCIV LLC	$507,809 par, due March 27, 2051	**	507617
Westlake Automobile Receivables Trust	$1,067,428 par, 6.02%, due January 18, 2028	**	1068335
Westlake Technology Holdings	$2,607,590 par, 4.71%, due April 17, 2028	**	2,607,789
WF Card Issuance Trust	$2,487,000 par, 4.94%, due February 15, 2029	**	2,510,833
WF Card Issuance Trust	$5,124,000 par, 4.29%, due October 15, 2029	**	5,097,275
World Omni Auto Receivables LLC	$1,357,000 par, 5.08%, due November 15, 2030	**	1,363,452
World Omni Auto Receivables LLC	$3,409,000 par, 4.86%, due November 15, 2030	**	3,426,737
World Omni Auto Receivables Trust	$1,025,000 par, 5.79%, due February 15, 2029	**	1,040,965
World Omni Auto Receivables Trust	$524,000 par, 5.04%, due July 17, 2028	**	525,220
World Omni Financial Corp.	$2,500,000 par, 5.25%, due September 17, 2029	**	2,529,771
Total Asset-Backed Securities			139,248,391

Mortgage-Backed Securities
ATLX Trust	$1,269,679 par, 3.85%, due April 25, 2064	**	1,211,792
ATLX Trust	$1,794,918 par, due April 25, 2063	**	1,715,396
Benchmark Mortgage Trust	$477,000 par, 2.29%, due March 15, 2053	**	410,578
BMO Commercial Mortgage Securities LLC	$1,837,944 par, 5.76%, due July 15, 2057	**	1,904,399
BX Commercial Mortgage Trust	$928,000 par, 5.59%, due November 13, 2046	**	930,303
Citigroup Commercial Mortgage Trust	$816,000 par, 3.72% floating rate, due December 10, 2049	**	787,276
CMO Mortgage LLC	$656,415 par, 7.02%, due January 25, 2029	**	658,437
CMO NY Commercial Mortgage Trust	$944,000 par, due February 10, 2035	**	961,985
CMO VAR	$1,184,139 par, due September 25, 2054	**	1,174,894
Connecticut Avenue Securities Trust	$651,296 par, 5.85%, due October 25, 2043	**	654,696
FHLMC, Freddie Mac	$1,246,923 par, Floating Rate, due November 25, 2041	**	1,245,393
GitSit Mortgage Loan Trust	$806,178 par, 7.47%, due June 25, 2054	**	806,442
GS Mortgage-Backed Securities Trust	$1,446,794 par, due September 25, 2061	**	1,347,085
GS Mortgage-Backed Securities Trust	$766,418 par, 3.75%, due July 25, 2061	**	742,368
Legacy Mortgage Assest Trust	$1,994,690 par, 1.75%, due April 25, 2061	**	1,990,839

Legacy Mortgage Assest Trust	$405,686 par, 1.65%, due June 25, 2061	**	405,661
MFRA Trust	$2,486,537 par, due October 25, 2062	**	2,495,361
Mill City Mortgage Loan Trust	$334,809 par, 1.13%, due November 25, 2060	**	318,257
Morgan Stanley Residential Mortgage Loan Trust	$1,417,020 par, 4.00%, due June 25, 2064	**	1,360,052
New Residential Mortgage Loan Trust	$2,608,397 par, 3.80%, due January 25, 2064	**	2,428,132
NLT	$516,583 par, 3.2%, due October 25, 2062	**	458,506
NYMT Loan Trust	$1,456,513 par, 3.75%, due February 25, 2068	**	1,337,951
Preston Ridge Partners Series Mortgage Trust	$305,821 par, due June 25, 2024	**	304,692
PRET 2025-RPL1 Trust	$1,408,000 par, 4.00%, due July 25, 2069	**	1,341,784
Pretium Mortgage Credit Partners	$1,162,198 par, due October 25, 2054	**	1,163,959
Pretium Mortgage Credit Partners	$960,815 par, due November 25, 2054	**	963,541
PRP Advisors LLC	$1,551,283 par, due March 25, 2054	**	1,500,945
PRP Advisors LLC	$2,239,007 par, due May 25, 2029	**	2,244,446
PRPM LLC	$767,157 par, 1.32%, due July 25, 2051	**	701,606
PRPM 2021-9 LLC	$419,041 par, 5.37%, due October 25, 2026	**	418,175
PRPM 2023-RCF2 LLC	$902,460 par, 4.00%, due November 25, 2053	**	882,526
PRPM 2024-1 LLC	$1,561,734 par, 6.96%, due February 25, 2029	**	1,569,285
PRPM 2024-RPL1 LLC	$807,489 par, 4.20%, due December 25, 2064	**	785,312
RCO X Mortgage LLC	$1,577,000 par, due January 25, 2030	**	1,576,984
VCAT Asset Securitization LLC	$1,356,000 par, due January 25, 2055	**	1,356,584
Vericrest Opportunity Loan Transferee	$183,503 par, 1.89%, due February 27, 2051	**	183,478
Volt	$315,487 par, 5.12%, due March 27, 2051	**	315,483
Volt XCIII LLC	$119,899 par, due March 27, 2051	**	119,883
Volt XCIX LLC	$207,181 par, 5.12%, due April 25, 2051	**	207,285
Volt XCVII LLC	$844,875 par, due April 25, 2051	**	845,557
Wells Fargo Commercial Mortgage Trust	$306,000 par, 4.44% due September 15, 2061	**	299,376
Wells Fargo Commercial Mortgage Trust	$413,000 par, 3.81% due December 15, 2048	**	408,626
Wells Fargo Commercial Mortgage Trust	$677,000 par, 3.10% due May 15, 2049	**	657,676
Wells Fargo Commercial Mortgage Trust	$880,000 par, 3.70%, due November 15, 2048	**	871,251
Total Mortgage-Backed Securities			44,064,257

Collective Investment Trusts / Collective Trust Funds
BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	762,090,765
BlackRock Institutional Trust Company, N.A.	Intermediate Government Bond Index Non-Lendable Fund	**	423,138,593
BlackRock Institutional Trust Company, N.A.	Long Term Government Bond Index Non-Lendable Fund	**	267,132,531
BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	2,856,964,964
BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	1,373,322,071
BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	1,390,376,821
BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	1,375,213,783
BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	1,383,414,780
BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	13,632,103,458
BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	639,011,029
BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	1,412,689,966
BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non Lendable Fund	**	1,526,439,200
BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	295,031,960
Global Trust Company	Altrinsic International Equity Collective Fund	**	912,780,772
Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	450,937,408
Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	411,918,391

	JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	365,928,332
	Principal Global Investors Trust Company	Global Real Estate Securities Fund	**	491,433,594
	Prudential Trust Company	Core Plus Bond Fund	**	1,438,723,301
	Prudential Trust Company	Long Duration Credit Fund	**	1,098,071,384
	Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	439,698,512
	Reliance Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,825,210,352
	SEI Trust Company	AEW Global Properties Trust Fund	**	490,185,662
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	114,480,730
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	127,728,017
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	1,395,993,363
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	232,738,440
*	The Northern Trust Company	Collective Government Short Term Investment Fund	**	61,401,132
*	The Northern Trust Company	GQG Partners International Equity CIT Fund	**	1,360,890,377
*	The Northern Trust Company	The First Sentier Global Listed Infrastructure Fund	**	234,287,809
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	420,575,206
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	127,787,019
	Total Collective Investment Trusts/Collective Trust Funds			39,337,699,722

	Total Investments			$49,405,279,099

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 6% to 9.50%, with various maturities		$1,369,545,276

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

June 25, 2025	By:	/s/ Donna Morris
Donna Morris Executive Vice President, Global People Walmart Inc.